Filed by The News Corporation Limited
                         Pursuant to Rule 425 under the Securities Act of 1933
                                      and Deemed Filed Pursuant to Rule 14a-12
                                     under the Securities Exchange Act of 1934

                             Subject Companies: Hughes Electronics Corporation
                                                    General Motors Corporation
                                                Commission File No. 333-105851
                                                Commission File No. 333-105853


                                              REDACTED - FOR PUBLIC INSPECTION


                                  Before the
                      FEDERAL COMMUNICATIONS COMMISSION
                            Washington, D.C. 20554
__________________________________________
                                          )
Application of                            )
                                          )
GENERAL MOTORS CORPORATION AND            )
HUGHES ELECTRONICS CORPORATION,           )
                                          )
        Transferors,                      )      MB Docket No 03-124
                                          )
and                                       )
                                          )
THE NEWS CORPORATION LIMITED,             )
                                          )
Transferee,                               )
                                          )
For Authority to Transfer Control         )
__________________________________________)



              OPPOSITION TO PETITIONS TO DENY AND REPLY COMMENTS
              --------------------------------------------------


Richard E. Wiley                              William M. Wiltshire
Lawrence W. Secrest, III                      Scott Blake Harris
Todd M. Stansbury                             Michael D. Nilsson
WILEY REIN & FIELDING LLP                     HARRIS, WILTSHIRE & GRANNIS LLP
1776 K Street, N.W.                           1200 Eighteenth Street, N.W.
Washington, DC 20006                          Washington, DC 20036
202-719-7000                                  202-730-1300
                                              Counsel for The News Corporation
Gary M. Epstein                               Limited
James H. Barker
John P. Janka
LATHAM & WATKINS
555 11th Street, N.W.
Suite 1000
Washington, DC 20004
202-637-2200
Counsel for General Motors Corporation
and Hughes Electronics Corporation

July 1, 2003

                             OVERVIEW AND SUMMARY

         The News Corporation Limited ("News Corp.") proposes to acquire a 34% interest in Hughes Electronics Corporation ("Hughes"), as Hughes is split off from its current corporate parent, General Motors Corporation ("GM"). Such an investment by News Corp. will make Hughes' operating subsidiaries - in particular DIRECTV, Inc. ("DIRECTV") - more formidable competitors in the multichannel video programming distribution ("MVPD") and other markets. This transaction will combine News Corp.'s vision, expertise, and energy with Hughes' assets and talents. It will better permit Hughes to undertake strategic initiatives that may require additional capital and other resources
- initiatives such as enhanced interactive television and digital video recorder capabilities, satellite-delivered local broadcast stations in more markets, and more high-definition television programming. And it will achieve an estimated $610-$765 million per year in cost savings and increased operating earnings through synergies and efficiencies resulting from the proposed transaction - savings which, in turn, can be used to offer an even better, more attractive service.

         In their Application, moreover, News Corp., GM, and Hughes demonstrated the complete absence of anti-competitive consequences of the proposed transaction. The Commenters have nonetheless collectively proposed a truly breathtaking array of more than 40 separate conditions, most of which appear designed to preserve or promote the interests of other MVPDs, including incumbent cable operators, and to achieve goals unrelated to the proposed transaction, such as securing FOX broadcast content for free. THIS SUGGESTS
THAT WHAT THE COMMENTERS FEAR IS NOT THAT NEWS CORP. AND HUGHES WILL ACT ANTI-COMPETITIVELY, BUT RATHER THAT THEY WILL COMPETE MORE EFFECTIVELY. A transfer of control proceeding is not an open invitation to single out the applicants for unjustified regulatory burdens not imposed on others. Were the Commission to adopt any of these conditions, it would place by far the heaviest regulatory burdens on a party that, in virtually every local MVPD market, will remain a distant second to cable. Surely that result cannot be in the public interest.

         In support of their list of proposed conditions, the Commenters have described this transaction as "completely unprecedented," and have conjured up a parade of horribles that would allegedly result from News Corp.'s investment in Hughes. All of these arguments are - at best - highly speculative, if not demonstrably unfounded. They do not even remotely satisfy the burden that the Communications Act imposes on petitioners to deny to present "specific allegations of fact sufficient to show that . . . a grant of the application would be prima facie inconsistent with [the public interest]."

         The most frequent argument raised against the proposed transaction is the claim that it will allow News Corp. to engage in what is sometimes called a "vertical foreclosure" strategy - i.e, combining Fox programming assets and DIRECTV's distribution assets to harm either DIRECTV's distributor rivals or Fox's programming rivals (and thereby harming competition in either or both of those markets).

         These concerns, however, have no basis in fact or in sound economic theory. Neither News Corp. nor DIRECTV has sufficient market power to engage in a vertical foreclosure strategy. If News Corp. were to attempt such a strategy, it would be certain of losing revenue from its programming, and, to recoup these losses, would have to gamble that a sufficient number of subscribers from the foreclosed MVPDs would be motivated to subscribe to DIRECTV, or that DIRECTV could unilaterally raise its price without losing subscribers. While the Commission has found that such a strategy may make sense for a programmer associated with a cable operator with an 80% share of the distribution market in its region (and which would have to forego only 20% of that market), it makes no sense at all for a programmer associated with an MVPD with a 13% share (which would have to forego 87% of the market). This conclusion is strengthened by the fact that News Corp. will own only 34% of DIRECTV, and thus would suffer all of the programming losses, but indirectly benefit from only one-third of the profits from any subscriber gains.

         As demonstrated in the expert analyses by Lexecon, Inc. and Charles River Associates, attached hereto, both the underlying economic principles and a quantified economic analysis prove this point. These studies show that the Commenters' foreclosure theories are fundamentally flawed for at least three reasons:

   >> First, their arguments fail because DIRECTV has insufficient power in the MVPD market, and News Corp. has insufficient power in the programming market, to support a foreclosure strategy by withholding or raising the prices of Fox programming or by discriminating in carriage decisions.

   >> Second, the Commenters ignore the possibility that (were a foreclosure strategy rational) the parties already could have implemented such a strategy through contract. If the parties already could do so, then (1) any potential harms resulting from such a strategy are not transaction-specific, and (2) the fact that the parties have not already engaged in such a strategy strongly suggests that to do so in the future would not be profitable.

   >> Third, even assuming that the parties could not replicate the effects of vertical foreclosure through contract, the Commenters fail to demonstrate that the hypothesized foreclosure strategies would be profitable for News Corp. and Hughes - and therefore would be economically rational to pursue. Among other omissions, the Commenters have focused solely on incentives to raise prices, and have completely ignored the undeniable countervailing incentives arising from this transaction that will put downward pressure on prices.

         A rigorous analysis of all the incentives created by the proposed transaction demonstrates that vertical foreclosure would not be an economically rational strategy even in connection with the News Corp. programming most often cited by Commenters - regional sports networks ("RSNs") and FOX broadcast programming. Specifically, in order to make withholding RSNs from MVPD rivals a profitable strategy for News Corp., DIRECTV would have to attain an implausibly high market share (more than doubling in size), or would have to raise its subscriber fees by an implausible amount (over 50%) without losing any of its existing subscribers.(1) Similarly, in order for News Corp. to profit from withholding retransmission consent for its local stations' broadcast programming, DIRECTV would have to quadruple its share in the markets served by Fox owned and operated television stations, again an implausible outcome.

         Some Commenters have also speculated that, rather than withhold programming outright, News Corp. would simply raise the price for such programming to all MVPDs in order to circumvent any non-discrimination requirement. Such speculation ignores the fact that, as a profit-maximizing firm, News Corp. already charges what it believes to be the highest price that it can for its programming without suffering substantial losses as MVPDs decline carriage and subscribers refuse to pay higher rates. This uniform price increase theory also suffers the same conceptual infirmities (discussed above) that are applicable to a strategy based on outright withholding - including a failure to recognize countervailing incentives that provide a downward pressure on pricing.

____________________
(1) Although the figures change somewhat, this conclusion holds even if News Corp. were assumed to increase its stake in Hughes to 50% - above which it would again have to obtain approval from the Commission.

         Moreover, the Hughes By-Laws, backed by federal securities law, SEC regulation, NYSE rules, and Delaware law, would prevent the sort of self-dealing between News Corp. and DIRECTV that is the underpinning of many Commenters' vertical foreclosure theories. As explained in the attached Affidavit of Professor Lawrence A. Hamermesh, the Commenters' assertions that all of these minority shareholder protections are somehow inadequate are speculative and greatly overblown.

         Finally, Applicants' program access commitments and the Commission's rules would provide a more than sufficient backstop against these alleged economic harms. Even though DIRECTV has only a 13% share of the MVPD market, Applicants have agreed to be regulated in the manner deemed effective for vertically integrated cable operators, which the Commission has found repeatedly to be dominant in the MVPD marketplace. There is certainly no need, as some Commenters suggest, to regulate DIRECTV more heavily than vertically integrated cable operators in this respect. In addition, the Commission's retransmission consent rules also constrain foreclosure strategies involving broadcast programming. They will continue to apply to Fox-owned broadcast stations post-transaction.

         The other makeweight arguments raised by the Commenters should either be rejected or addressed in other proceedings of general applicability, as clear Commission precedent mandates and as the Commission has done with many of these very same arguments in the past. This transaction is surely the wrong place to consider, for example, the general efficacy of the Commission's rules governing program access and retransmission consent, or the merits of a broadcast-DBS cross-ownership ban. The

Commission should not allow this proceeding to be used to advance unrelated business agendas.

         In summary, the Commenters have failed to raise any substantial and material issue that calls into question the public interest benefits presented by the parties in their Application. Accordingly, the Commission should expeditiously grant the Application.

                               TABLE OF CONTENTS

                                                                            Page

INTRODUCTION...................................................................2

APPLICABLE LEGAL STANDARDS.....................................................8

DISCUSSION

I.    THE PROPOSED TRANSACTION WILL NOT GIVE NEWS CORP. OR DIRECTV THE
      INCENTIVE OR ABILITY TO ENGAGE IN ANTI-COMPETITIVE VERTICAL
      FORECLOSURE STRATEGIES..................................................11

      A.    Neither News Corp. Nor DIRECTV Has Sufficient Market Power to
            Engage in Vertical Foreclosure Strategies.........................14

            1.    DIRECTV Lacks Sufficient Power in the MVPD Market to
                  Engage in a Vertical Foreclosure Strategy With News
                  Corp........................................................14

            2.    News Corp Lacks Sufficient Power in the Programming
                  Market to Engage in a Vertical Foreclosure Strategy with
                  DIRECTV.....................................................18

      B.    Commenters Ignore the Possibility That the Parties Could
            Achieve the Results of Foreclosure Through Contract...............24

      C.    It Would Be Economically Irrational for News Corp. to Attempt
            to Use Regional Sports Programming to Undermine DIRECTV's
            MVPD Rivals.......................................................27

            1.    Withholding Programming.....................................28

            2.    Increasing Price............................................32

      D.    It Would Be Economically Irrational - and Contrary to
            Commission Rules - for News Corp. to Attempt to Use
            Retransmission Consent to Undermine DIRECTV's MVPD Rivals.........36

            1.    Foreclosing Retransmission Consent in Any Way Would Be
                  Economically Irrational.....................................39

            2.    The Retransmission Consent Rules Provide Adequate
                  Protections for MVPDs.......................................44

      E. It Would Be Economically Irrational for DIRECTV to Attempt to Restrict Carriage to Undermine News Corp.'s Programming
            Rivals............................................................47

      F.    It Would Be Economically Irrational for News Corp. to Attempt
            to Use Its Other Assets to Disadvantage Rival Programmers or
            MVPDs.............................................................50

      G.    Significant Structural Checks Will Also Preclude Potential
            Foreclosure Strategies............................................53

      H.    The Program Access Rules, the Applicants' Voluntary
            Undertakings, and the Retransmission Consent Rules Provide an
            Effective Prophylactic Back-Stop..................................60

II.   THE OTHER CONCERNS RAISED BY THE COMMENTERS ALSO LACK MERIT.............62

      A.    Bypassing the FOX Television Network Affiliates Would Be
            Against News Corp.'s Self Interest................................62

      B.    The Commission Should Reject Calls for a Broadcast-DBS Cross
            Ownership Ban.....................................................65

      C.    News Corp.'s Proposed Interest in DIRECTV Complies With Laws
            Relating to Foreign Investment in U.S.-Licensed DBS Services......67

      D.    BSkyB's Operations in the United Kingdom Provide No Basis For
            Rejecting the Proposed Transaction................................69

      E.    This Proceeding Is Not the Proper Forum to Re-Litigate Broader
            Policy Questions or Unrelated Disputes Over Carriage..............71

      F.    EchoStar's Speculation Regarding a "Cable Cabal" Is Without
            Merit.............................................................73

      G.    There Is No Reason to Delay Processing of the Application.........75


III.  THE EVIDENCE DEMONSTRATES THAT THE TRANSACTION WILL BENEFIT THE
      PUBLIC..................................................................77

      A. Applicants Have Presented Detailed and Specific Evidence Regarding News Corp.'s Proven Expertise in the Media Industry, Including Its
            Expertise in DTH Services.........................................78

      B.    The Public Interest Benefits Resulting From News Corp.'s
            Expertise Are Transaction-Specific................................81

      C.    The Transaction Will Enhance DIRECTV's Provision of
            Local-Into-Local Service..........................................82

      D.    The Transaction Will Result in Increased Operating
            Efficiencies......................................................84

      E.    The Transaction Will Result in Economies of Scope and Scale In
            Set-Top Box Design................................................85

CONCLUSION ...................................................................86

EXHIBIT A      Lexecon, Inc., "Economic Analysis of the News Corporation/DIRECTV
               Transaction"

EXHIBIT B      Charles River Associates, "News Corporation's Partial Acquisition
               of DIRECTV: Economic Analysis of Vertical Foreclosure Claims"

EXHIBIT C      Affidavit of Professor Lawrence A. Hamermesh

                                  Before the
                      FEDERAL COMMUNICATIONS COMMISSION
                            Washington, D.C. 20554
__________________________________________
                                          )
Application of                            )
                                          )
GENERAL MOTORS CORPORATION AND            )
HUGHES ELECTRONICS CORPORATION,           )
                                          )
        Transferors,                      )      MB Docket No 03-124
                                          )
and                                       )
                                          )
THE NEWS CORPORATION LIMITED,             )
                                          )
Transferee,                               )
                                          )
For Authority to Transfer Control         )
__________________________________________)


              OPPOSITION TO PETITIONS TO DENY AND REPLY COMMENTS
              --------------------------------------------------

         General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes"), and The News Corporation Limited ("News Corp.") (collectively, the "Applicants") submit this Opposition to Petitions to Deny and Reply Comments ("Reply") in response to the pleadings and comments filed in the above-captioned proceeding.(2) The petitioners and commenters (collectively, the "Commenters") have failed to rebut Applicants' showing that the transaction proposed in this proceeding will promote the public interest, convenience, and necessity. Accordingly, for the reasons set forth in their Application and this Reply, the Applicants respectfully request that the Commission promptly approve the proposed transaction and grant the Application.



__________________

(2)  See Public Notice, MB Docket No. 03-124 (May 16, 2003).

                                 INTRODUCTION

         The Application demonstrated that News Corp.'s investment in Hughes will create an enterprise with the vision, expertise, and resources necessary to raise the level of competition in a number of markets, to the benefit of all American consumers.(3) News Corp. holds interests in a number of satellite direct-to-home ("DTH") television platforms outside the United States, which will allow it both (1) to share with Hughes the benefits of its experience with diverse service offerings and business practices, and (2) to achieve substantial economies of scope and scale in research and development and equipment production. News Corp. also has a proven track record of innovation, a demonstrated ability to challenge established incumbents successfully, and a tradition of energizing the markets it chooses to enter. In addition, News Corp. has demonstrated its willingness to invest in breakthrough technologies to offer subscribers better services, as it did in converting the British Sky Broadcasting ("BSkyB") satellite platform from analog to digital technology, and in bringing a wide range of interactive television services to UK residents.

         By combining News Corp.'s DTH experience, spirit of innovation and programming expertise with DIRECTV's video distribution capabilities and Hughes' technological skills, News Corp. currently expects that, within three years, the transaction will create synergies and efficiencies of between $610 million and $765 million annually. These savings, in turn, will enhance Hughes' ability to undertake the significant risks and costs of developing and deploying new services and technologies in order to provide its customers with increasingly compelling products and services. Moreover, because the

____________________

(3) General Motors Corporation et al., Consolidated Application for Authority to Transfer Control, MB Docket No. 03-124 (filed May 2, 2003) ("Application").

assets and operations of News Corp. and Hughes are almost entirely complementary, the transaction will not create "horizontal" integration or decrease the number of competitors in any relevant market in the United States.

         Instead, because the proposed transaction would create a degree of common ownership between News Corp.'s programming assets and DIRECTV's distribution platform, the transaction will result in a partial "vertical" integration of assets. As the Commission has recognized, vertical relationships often produce significant beneficial effects.(4) Moreover, because the Applicants lack sufficient market power in either distribution or programming, they could not engage in the kinds of anti-competitive strategies sometimes associated with certain vertical transactions. Nevertheless, as a "belt-and-suspenders" measure to streamline the issues in this proceeding and expedite application processing, the parties have agreed to conduct themselves in accordance with

____________________

(4) See, e.g., Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, 17 FCC Rcd. 26901, 26959 and n.440 (2002) ("Ninth Cable Competition Report") (stating that "beneficial effects can include efficiencies in the production, distribution, and marketing of video programming, and providing incentives to expand channel capacity and create new programming by lowering the risks associated with program production ventures"); Implementation of Sections 11 and 13 Of the Cable Television Consumer Protection and Competition Act Of 1992 Horizontal and Vertical Ownership Limits, 8 FCC Rcd. 8565, 8567 (1993) (noting that "Congress [has] recognized that certain benefits derive from vertical integration," such as "promot[ing] program diversity and mak[ing] the creation of new and innovative programming services possible"). See also Lexecon, Inc., "Economic Analysis of the News Corporation /DIRECTV Transaction," at 4-7, attached hereto as Exhibit A ("Lexecon Report"). Lexecon, Inc. is wholly owned by Nextera Enterprises, Inc. ("Nextera"), a publicly traded company in which Knowledge Universe, Inc. ("Knowledge") owns a 30% interest. News Corp. has a 17 percent equity interest (but only a 2.8% voting interest) in Knowledge and therefore has an indirect ownership interest in Lexecon. Until recently, Rupert Murdoch sat on the board of Knowledge. See also Charles River Associates, "News Corporation's Partial Acquisition of
      DIRECTV: Economic Analysis of Vertical Foreclosure Claims," attached hereto as Exhibit B ("CRA Vertical Analysis") (both discussing reasons why vertical integration is generally pro-competitive).

a series of program access undertakings as an enforceable condition of approval of the Application.

         Despite this evidence and the parties' undertakings, the Commenters in this proceeding have made a number of assertions about what they perceive to be the potential anti-competitive effects of the proposed transaction.(5) Certainly, in circumstances not present here, the combination of programming assets and dominant distribution capabilities can result in anti-competitive behavior. In fact, it was the desire to prevent anti-competitive actions by cable operators that motivated Congress to mandate and the Commission to adopt program access rules. Thus, some of the Commenters' arguments may have the ring of familiarity, but they are simply inapplicable to this transaction.

         DIRECTV is not a cable operator. DIRECTV does not have a 75%+ MVPD market share. DIRECTV is not the dominant competitor in local MVPD markets throughout the United States. Therefore, Commenters' arguments are fundamentally flawed, in each of the following ways:

________________

(5) See Comments of Advance/Newhouse Communications, Cable One, Cox Communications, and Insight Communications ("Joint Cable Comments"); Comments of American Cable Association ("ACA Comments"); Comments of Cablevision Systems Corp. ("Cablevision Comments"); Petition to Deny and Comments in Opposition to Transfer of Control of EchoStar Satellite Corporation ("EchoStar Petition"); Petition of the National Rural Telecommunications Cooperative to Designate Application for Hearing ("NRTC Petition"); Comments of Microcom (filed June 10, 2003) ("Microcom Comments"); Comments of the Association of Public Television Stations and the Public Broadcasting Service, ("APTS/PBS Comments"); Comments of Intelsat Global Service Corporation, ("Intelsat Comments"); Comments of the National Association of Broadcasters ("NAB Comments"); Comments of RCN Telecom Services, Inc.("RCN Comments"); Comments of Marantha Broadcasting Company, Inc. ("Marantha Comments"); Petition to Deny of the National Hispanic Media Coalition ("NHMC Petition"); Petition to Deny Proposed Transfer of Authority by GM/Hughes to News Corporation of the Center for Digital Democracy, ("CDD Petition"); Comments of Johnson Broadcasting of Dallas, Inc. (filed June 11, 2003) ("Johnson Broadcasting Comments"). All comments and petitions were filed in MB Docket No. 03-124 on June 16, 2003, unless otherwise indicated.

    >> First, their arguments fail because DIRECTV has insufficient power in the MVPD market, and News Corp. has insufficient power in the programming market, to support a foreclosure strategy by withholding or raising the prices of Fox programming.(6)

         At the most fundamental level, the Commenters' theories fail because they simply ignore the fact that DIRECTV has only a 13%(7) market share of MVPD subscribers nationwide. DIRECTV's market share on a local basis in cabled areas is even smaller. Accordingly, any strategy by News Corp. to use its programming to favor DIRECTV at the expense of its MVPD rivals would place at risk its ability to reach 87% or more of the market - a suicidal path for a programmer dependent on advertising and per-subscriber fees.(8)

   >> Second, the Commenters ignore the possibility that (were a foreclosure strategy rational) the parties already could have implemented such a strategy through contract. If the parties already could do so, then (1) any potential harms resulting from such a strategy are not transaction-specific, and (2) the fact that the parties have not already engaged in such a strategy strongly suggests that to do so in the future would not be profitable.

The Commenters have nowhere explained why, if it were profitable to do so, News Corp. and Hughes would be unable to pursue vertical foreclosure strategies through contract even in the absence of the transaction.(9) If indeed the parties could achieve the anti-competitive

_________________

(6) In this Reply, "Fox" refers to Fox Entertainment Group, Inc., and "FOX" refers to the FOX Broadcasting Company.

(7) The Application sets DIRECTV's market share at 12%, based on the June 2002 subscriber figures in the Ninth Cable Competition Report. See Application at 49; Ninth Cable Competition Report, 17 FCC Rcd. at 26930, 26975 Table B-1 (as of June 2002, DIRECTV had approximately 10.7 million subscribers out of approximately 89.9 million MVPD households). Using data from March 2003, that market share figure has increased to approximately 12.5%, which has been rounded up to 13% for purposes of this Reply. See CRA Vertical Analysis at 20, Table 1.

(8)   CRA Vertical Analysis at 20, Table 1.

(9)   See Lexecon Report at 10.

effects hypothesized by the Commenters through contract rather than by partial integration, two important conclusions logically follow. First, claims of vertical foreclosure are not transaction-specific, because the parties could have engaged in such a strategy without the transaction. Second, as Lexecon explains, absent evidence (not offered here by the Commenters) that the parties were unable to engage in vertical foreclosure by contract, "there is no reason to expect vertical integration to result in exclusion."(10)

    >> Third, even assuming that the parties could not replicate the effects of vertical foreclosure through contract, the Commenters fail to demonstrate that the hypothesized foreclosure strategies would be profitable for News Corp. and Hughes - and therefore would be economically rational to pursue. Among other omissions, the Commenters have focused solely on incentives to raise prices, and have completely ignored the undeniable countervailing incentives arising from this transaction that will put downward pressure on prices.

When all of the incentives are properly analyzed and quantified, it becomes clear that the proposed transaction will give the parties neither the incentive nor the ability to engage in vertical foreclosure strategies. Moreover, both the program access commitments that the Applicants freely undertook and the Commission's program access and retransmission consent rules will act as backstops to further alleviate any lingering concerns about vertical foreclosure. The Commenters have utterly failed to meet their burden of proof under the Communications Act to show why grant of the Application would be inconsistent with the public interest.

         In addition to their vertical foreclosure theories, the Commenters raise a laundry list of makeweight arguments chronicling imagined shortcomings of the Application, the proposed transaction, or the Applicants themselves. Some of these arguments are an

____________________

(10)   Id.

attempt to rehash issues currently before - or previously rejected by - the Commission in unrelated proceedings, while others relate to asserted infirmities in the Commission's rules that suggest an industry-wide problem. In either case, they are not appropriate for resolution in a transfer of control proceeding such as this. Still other arguments, while somewhat creative, are irrelevant to this transaction and completely lack support in Commission precedent. The Commission should recognize these meritless assertions for what they are - attempts by News Corp.'s and DIRECTV's competitors to advance parochial self-interests - and expeditiously reject them.

         Moreover, even a cursory examination of the nature and extent of the more than 40 different conditions proposed in this proceeding (up to and including prior Commission approval of programming rate cards) reveals the onerous regulatory burden with which the Commenters would like to saddle what would otherwise be a dynamic competitive force in the marketplace. Conditioning the transaction in this manner would, perversely, place by far the heaviest regulatory burden on a competitor that is a distant second in nearly every local MVPD market. Such a result would profoundly disserve the public interest.

         Finally, and more generally, the Commenters have attempted to characterize this as a "completely unprecedented" transaction. But just four years ago, the Commission approved - without condition - a transaction in which the exact same entity (News Corp.) acquired almost the exact same percentage (32%) of a DBS operator (EchoStar) with the same nationwide footprint as DIRECTV. While News Corp.'s interest in EchoStar was passive, that does not change the underlying economic incentives involved, nor was that a factor in the Commission's analysis in approving that transaction. In that proceeding, opponents raised - and the Commission forcefully rejected - a host of arguments that have reemerged in this proceeding, including:

   o   access to cable programming, including RSN programming;

   o effectiveness of the program access rules in preventing vertical foreclosure;

   o   anti-competitive withholding of retransmission consent; and

   o   potential harm to small cable operators.(11)

This, then, is not the "never before seen" transaction that the Commenters describe. The Commission four years ago considered, and resolved with little difficulty, many of these same issues. There is no reason for a different result this time around.

                          APPLICABLE LEGAL STANDARDS

         The Commission will approve a proposed transfer of control if, after weighing "the potential public interest harms of the [transaction] against the public interest benefits," it concludes that, "on balance," doing so would serve the public interest, convenience, and necessity.(12) Here, the Application demonstrates that the proposed transaction will yield substantial public interest benefits, and that any threat of harm is negligible at best.(13)

__________________

(11) MCI Telecommunications Corp. and EchoStar 110 Corporation, 16 FCC Rcd. 21608, 21621-22 (1999) ("MCIT/EchoStar").

(12) See, e.g., Comcast Corporation, AT&T Corp., and AT&T Comcast Corporation, 17 FCC Rcd. 23246, 23255 (2002)("AT&T/Comcast") ; Time Warner Inc. and America Online, Inc., 16 FCC Rcd. 6547, 6547 (2001) ("AOL/Time Warner"); MediaOne Group, Inc. and AT&T Corp., 15 FCC Rcd. 9816, 9821 (2000) ("AT&T/MediaOne"). See also 47 U.S.C.ss.310(d).

(13) Where the potential harms are great, the potential benefits must be great; conversely, where the potential harms (if any) are small or limited, the potential benefits need only be of a similar scale. See, e.g., AT&T/Comcast, 17 FCC Rcd. at 23246 (observing that "in balancing the public interest harms and benefits, we employ a sliding scale approach" that "examine[s] the likelihood and the magnitude of the potential public interest harms").

         Under Section 309 of the Communications Act, petitions to deny a transfer of control application must set forth "specific allegations of facts sufficient to show that . . . a grant of the application would be prima facie inconsistent with [the public interest, convenience, and necessity]."(14) Further, "[t]he allegation of ultimate, conclusionary facts or more general allegations on information and belief . . . are not sufficient."(15)

         Again, a petitioner must show that grant of the application is inconsistent with the public interest. Claims that grant of the application would cause a petitioner (not the public) harm are not cognizable to the Commission's analysis.(16) Nor are claims that a pre-existing state of the world is inconsistent with the public interest - even if the transaction will not fix that state of the world.(17) The alleged public interest harm must come from the transaction itself. A transfer proceeding is not the time to explore generic

_____________________

(14)  47 U.S.C. ss. 309(d)(1).

(15)  Stone v. FCC, 466 F.2d 316, 322 (D.C. Cir. 1972).

(16) See Pacific Telesis Group and SBC Communications, Inc., 12 FCC Rcd. 2624, 2647 (1997) (the Commission's "priority is to promote efficient competition, not to protect competitors") (citing SBC v. FCC and cases cited therein); SBC Comm., Inc. v. FCC, 56 F.3d 1484, 1491 (D.C. Cir.
      1995) ("The Commission is not at liberty . . . to subordinate the public interest to the interest of equalizing competition among competitors."). See also FCC v. Sanders Bros. Radio Station, 309 U.S. 470, 475-76 (1940) (mere economic injury is not actionable or cognizable under the Communications Act, unless it can be shown to impact adversely upon the public); Carroll Broadcasting v. FCC, 258 F.2d 440, 443-44 (D.C.Cir.1958) ("Private economic injury is by no means always, or even usually, reflected in public detriment. Competitors may severely injure each other to the great benefit of the public.").

(17) See California Ass'n of the Physically Handicapped, Inc. v. FCC, 840 F.2d 88, 92 n.6 (D.C. Cir. 1988) (opponents of broadcast license transfer lack standing where their objections are based on alleged practices of transferor and speculative assertions that transferee will perpetuate those practices); California Ass'n of the Physically Handicapped, Inc. v. FCC, 778 F.2d 823, 825 (D.C. Cir. 1985) (no standing where "real claim" is that transfer "will furnish no cure - it will not cause the injury to abate"). See also Microwave Acquisition Corp. v. FCC, 145 F.3d 1410, 1413 (D.C. Cir. 1998) (appellant lacked standing because, inter alia, the relief sought would not remedy the alleged injury).

industry issues that are the subject of separate proceedings.(18) Nor is it the place for competitors to attempt to extract benefits from the applicants that have no nexus to the transaction.(19)

         Finally, the Commission cannot seek to "improve" a transaction that is otherwise satisfactory by attaching conditions to it. Conditions must be narrowly tailored to a specific anti-competitive risk or harm created by the transaction itself.(20) Congress


________________________

(18) E.g., Capital Cities/ABC, Inc. and The Walt Disney Company, 11 FCC Rcd. 5841, 5861, (1996) ("ABC/Disney") (stating that the "transfer and assignment process is not the appropriate forum to consider changes in [the Commission's] rules"); see id. at 5858 ( stating that the Commission could not conclude "that a transfer proceeding is the proper forum in which to consider changes in the applicable program access or retransmission consent rules."). See also AOL/Time Warner, 16 FCC Rcd. at 6702 (statement of Commissioner Michael Powell) ("Our merger `conditions' more often look like rules, reflecting judgments that, if true, affect the entire industry and not just the parties. As such, they should be entertained, if at all, in a broader-based proceeding.").

(19) AOL/Time Warner 16 FCC Rcd. at 6547 (noting that Commission "recognizes and discourages the temptation and tendency for parties to use the license transfer review proceeding as a forum to address or influence various disputes with one or the other of the Applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act."). See also Global Crossing Ltd. and Citizens Communications Co., 16 FCC Rcd. 8507, 8511 (2001) (rejecting an attempt to use a license transfer proceeding to resolve a dispute that was "not merger-specific").

(20) In the AT&T/TCI and MCI/WorldCom merger proceedings, the Commission repeatedly declined invitations to impose conditions not directly related to anticompetitive effects of those transactions. In the AT&T-TCI proceeding, for example, the Commission declined to impose a condition granting competitors a right of access to the merged company's MVPD facilities in light of its conclusion that the merger would be "unlikely to result in the loss of a significant source of current or future competition in MVPD services." Tele-Communications, Inc. and AT&T, 14 FCC Rcd. 3160, 3173 (1999) ("AT&T/TCI"). Likewise, because the Commission concluded that the MCI-WorldCom merger was "not likely to have anticompetitive effects on the provision of . .
       . private line service on any U.S. international route," it refused to condition its approval on a divestiture of any such facilities. MCI Communications Corp. and WorldCom, Inc., 13 FCC Rcd. 18025, 18101, (1998) ("MCI/WorldCom").

invested the Commission with only limited authority to attach conditions to its approval of proposed transactions.(21) The Commission thus has consistently acknowledged its limited authority to impose conditions only "where necessary . . . to ensure that the public interest is served by [a] transaction."(22) Indeed, it will not entertain merger conditions at all where, as here, the benefits accruing from the transaction outweigh any perceived harms.(23 As shown herein, the Commenters have failed to meet the burden, mandated by Section 309(d)(1) of the Act, of showing that granting the Application will be contrary to the public interest, or that there is any basis for imposing any of the numerous proposed conditions.

                                  DISCUSSION

I. THE PROPOSED TRANSACTION WILL NOT GIVE NEWS CORP. OR DIRECTV THE INCENTIVE OR ABILITY TO ENGAGE IN ANTI-COMPETITIVE VERTICAL FORECLOSURE STRATEGIES.

         Although different Commenters couch their hypotheticals in varied terms, most of their arguments for imposing onerous conditions on News Corp. and DIRECTV are based on some form of "vertical foreclosure" theory.(24) In this case, vertical foreclosure refers to a strategy in which a downstream firm (an MVPD) can use a vertically integrated upstream firm (a programmer) to deny program supply to rival distributors (unaffiliated MVPDs). The particular "weapons" that could be used by News Corp. to

_____________________

(21) Section 303(r) of the Communications Act limits the Commission to "prescrib[ing] such restrictions and conditions . . . as may be necessary to carry out the provisions of the chapter." 47 U.S.C. ss. 303(r) (emphasis added). See also GTE Corporation and Bell Atlantic Corporation, 15 FCC Rcd. 14032, 14,047 ("GTE/Bell Atlantic")..

(22) See, e.g., AT&T/TCI, 14 FCC Rcd. at 3169; MCI/WorldCom, 13 FCC Rcd. at 18032; Qwest Communications International, Inc. and US WEST, Inc., 15 FCC Rcd. 5376, 5381 n.24 (2000) ("Qwest/US West").

(23)   Qwest/US West, 15 FCC Rcd. at 5399, 5406.

(24) See, e.g., Joint Cable Comments at 30-32; ACA Comments at 9-11; Cablevision Comments at 8; EchoStar Petition at 13; NRTC Petition at 13-14.

implement these foreclosure strategies are said to include broadcast programming, RSN programming, and even MVPD-related technology. In each case, the Commenters hypothesize that, because it will hold a 34% interest in DIRECTV, News Corp. will have an increased incentive and ability to raise the price of such programming or technology, or withhold such programming or technology altogether, from rival MVPDs.(25) In addition, some argue that the transaction will lead DIRECTV to discriminate against News Corp.'s rival programmers.(26)

         Below, this Reply first discusses two fundamental conceptual flaws that apply to all of the Commenters' foreclosure theories: (1) the parties' lack of sufficient market power in any relevant product or geographic market to profitably engage in a vertical foreclosure strategy; and (2) the possibility that the parties could achieve foreclosure (were such a strategy rational) through contracting rather than partial integration. Next, accepting for the sake of argument the Commenters' unstated (and therefore unsupported) assumption that the parties could not have achieved foreclosure through contract, the Reply evaluates the particular foreclosure strategies they envision - i.e., withholding or raising the price of RSN programming, broadcast programming, and MVPD-related technology, or denying carriage to unaffiliated programmers - and demonstrates that such strategies are implausible because they would not be profitable.

         Vertical transactions are generally recognized to be pro-competitive.(27) Vertical integration can, for example, facilitate the transfer of expertise between parties when it is

_________________

(25) See, e.g., Joint Cable Comments at 13-14, 58; Cablevision Comments at 8; EchoStar Petition at 2-3; 14-15, 18, 21, 24.

(26)   See, e.g., Cablevision Comments at 19-20; Joint Cable Comments at 49.

(27)   Lexecon Report at 5.

difficult to write contracts that protect both parties.(28) And integration can eliminate the "double markup that occurs when both merging parties sell at prices that include a markup over marginal cost."(29)

         The Commenters' arguments proceed from the opposite premise - that vertical transactions generally have anti-competitive consequences.(30) But the very scholarship on which they and their experts rely could not be clearer that this is the exception, not the rule. Indeed, Dr. Steven Salop, one of the primary authors of this scholarship and one of the authors of the CRA Vertical Analysis, explains that his work, and that of others in the field, "do[es] not conclude that anticompetitive exclusion is inevitable in vertical mergers, or that vertically integrated suppliers will generally or invariably be able to profitably foreclose rivals."(31) Rather, any "incentives to foreclose and the anticompetitive harm from foreclosure must be proved," and "[t]he potential for benefits from vertical integration and exclusivity also must be reckoned into a full competitive analysis."(32) Here, however, the Commenters have both failed to prove any harm and failed to reckon the potential benefits of the transaction into their speculative and

_________________

(28)   Id.

(29)   Id. at 6. See also CRA Vertical Analysis at 10-12.

(30) For example, Professor Rogerson, on behalf of the Joint Cable Commenters, cites to the economics and antitrust literature to explain why a "vertically integrated supplier will generally have an incentive to raise rivals' costs either by raising the price of the inputs it sells or withdrawing them altogether." Report of William P. Rogerson, An Economic Analysis of the Competitive Effects of the Takeover of DIRECTV by News Corp. at 22 (attached to Joint Cable Comments) ("Rogerson Report") (emphasis added).

(31)   CRA Vertical Analysis at 14 (emphasis in original).

(32)   Id.

unsupported claims. They have thus completely failed to meet the burden of proof placed on them by the Communications Act.

         A. Neither News Corp. Nor DIRECTV Has Sufficient Market Power to Engage in a Vertical Foreclosure Strategy.

         Contrary to what some Commenters would have the Commission believe, vertical integration, as a general rule, does not raise competition-related issues.(33) Rather, some circumstances are more likely to cause legitimate concern than others. In this case, DIRECTV clearly lacks sufficient power in the MVPD market to engage in anti-competitive foreclosure with News Corp. And whatever power News Corp. may arguably have in the programming market is not sufficient to enable it to engage in anti-competitive foreclosure with DIRECTV. In short, vertical foreclosure concerns are misplaced in the context of the transaction proposed in this proceeding for the simple reason that NEITHER NEWS CORP. NOR DIRECTV HAS SUFFICIENT MARKET POWER TO MAKE SUCH A STRATEGY ECONOMICALLY RATIONAL.

              1. DIRECTV Lacks Sufficient Power in the MVPD Market to Engage in a Vertical Foreclosure Strategy With News Corp.

         Vertical foreclosure may be a realistic scenario under certain conditions not present here. For example, the Commission has concluded that it was Congressional concern "with market power abuses exercised by cable operators and their affiliated programming suppliers that would deny programming to non-cable technologies" that led to the congressional mandate for program access rules in the Cable Act of 1992.(34) More recently, the Commission concluded that the continuing concerns over the incentives and

__________________

(33)   See Lexecon Report at 16.

(34) See, e.g., Implementation of the Cable Television Consumer Protection and Competition Act of 1992, 10 FCC Rcd. 3105, 3123 (1994).

the ability of cable operators to engage in vertical foreclosure strategies justified extension of the program access rules limiting the use of exclusive agreements.(35)

         But this is not a case involving a dominant cable operator. In the vast majority of local MVPD markets,(36) DIRECTV competes for MVPD subscribers with a local cable operator and EchoStar. And in markets where there is a cable operator, DIRECTV is a distant second or third in subscribership, with the local cable company holding a share that generally is about eight times that held by DIRECTV (10.1% v. 80.7%).(37) That is

_____________________

(35) See Implementation of the Cable Television Consumer Protection and Competition Act of 1992 - Sunset of Exclusive Contract Prohibition, 17 FCC Rcd. 12124, n. 173 and accompanying text (2002) ("Exclusivity Sunset Order").

(36) Alone among the Commenters, EchoStar suggests that Applicants have failed to define the relevant market for competitive analysis. See EchoStar Petition at 5. To the contrary, Applicants define the market just as EchoStar did two years ago - the MVPD market. See Application at 44-45; compare Application of EchoStar Communications Corporation et al. in CS Docket No. 01-348 at 37-38 (filed Dec. 3, 2001). Applicants did not feel it necessary to spend as much time discussing market definition as did EchoStar, perhaps because - unlike EchoStar - this is how the parties have always defined the market. See EchoStar Communications Corporation et al., Opposition to Petitions to Deny and Reply Comments, CS Docket No. 01-348 at 56-59 (filed Feb. 25, 2002).

       The MVPD market is surely the most logical market for analysis of this transaction. As set forth in the Application, it is the market that the Commission has consistently discussed, and is the market that DOJ has employed. See Application at 44-45. And it is the market that NRTC itself has urged in a recent proceeding. See Ex Parte Comments (Redacted) of National Rural Telecommunications Cooperative, CS Docket No. 01-348, at 5 (filed Sep. 4, 2002); Comments of National Rural Telecommunications Cooperative, CS Docket No. 01-348 at 16-17 (filed February 4, 2002). Certainly, the relevant market is no broader than the MVPD market. See EchoStar Communications Corp, General Motors Corp and Hughes Electronics Corp., 17 FCC Rcd. 20559, 20609-10, 20616 n.371
       (2002) ("EchoStar/Hughes").

       In any event, establishing a narrower market - as considered but not adopted by the Commission in EchoStar/Hughes and suggested by NRTC in this proceeding - would make no difference in the Commission's evaluation. See EchoStar/Hughes, 17 FCC Rcd. at 20609; NRTC Petition at
       2. Regardless of whether the discussion concerns MVPDs, some subset of MVPDs (as argued by EchoStar's antitrust lawyers), or MVPDs in different areas of the country (as NRTC suggests here), the number of market participants will remain the same both before and after the transaction.

(37)   See CRA Vertical Analysis at 21, Table 2.

true today, and because News Corp. has no MVPD assets in the United States, it will also be true after the proposed transaction is consummated. And in all markets nationwide - even those in which there is no cable operator - DIRECTV faces today, and will face after consummation of the proposed transaction, competition at least from EchoStar, a vigorous DBS rival with more capacity and a faster rate of subscriber growth. Looking at the data another way, even in those states that have relatively low cable penetration, DIRECTV has no more than 20% of MVPD subscribers statewide - and EchoStar has a comparatively larger share than DIRECTV.(38)

         As the Commission has acknowledged,

         [t]he number of subscribers that a vertically integrated [MVPD] serves is of particular importance in calculating the benefits of withholding programming from rival MVPDs. The larger the number of subscribers controlled by the vertically integrated cable programmer the larger the benefits of withholding that accrue to that programmer. Other things being equal, then, as the number of subscribers rises, so does the likelihood that withholding would be profitable.(39)

Conversely, as the number of subscribers decreases, the likelihood that withholding would be profitable also decreases. Thus, while vertical foreclosure has been found to be a valid concern with respect to a cable operator with 70% to 80% market share, it is not a concern with respect to a DBS operator with only 13% market share.(40)

_____________________

(38)   See id. at 23-24, Table 3.

(39) Exclusivity Sunset Order, 17 FCC Rcd. at 12140,P. 38. See also CRA Vertical Analysis at 17-18.

(40) As EchoStar recently framed the issue, even if both DBS operators merged, "the combined entity would have trouble sustaining by itself a new network on a subscriber basis of approximately 15 million." Reply Comments of EchoStar Satellite Co., CS Docket No. 01-290, at 10 (filed Jan. 7, 2002) ("EchoStar Exclusivity Reply").

         Indeed, the cable operators themselves spent the better part of last year pointing out the essential truth about vertical foreclosure strategies - that a firm's ability to foreclose competitors depends on the magnitude of its market power in upstream and downstream markets - and presented expert evidence to support it.(41) When the Commission decided to extend the exclusivity provisions of the program access rules, it rejected the cable operators' request for relief. This was not because the economic theory was wrong; rather, the facts as applied to cable operators led the Commission to the conclusion that continued safeguards were necessary:

         [C]able operators dominate the market for the distribution of video programming serving 78 percent of all MVPD subscribers. This suggests that the costs of withholding programming from non-cable MVPDs (i.e., the revenues foregone by not selling the programming to non-cable MVPDs) remain relatively low. A "cable-only" distribution strategy would, in the first instance, reduce subscribership by approximately one-fifth. . . . Thus, particularly where competitive outlets are limited in their market share, the programmer is able to recoup much, if not all, of the money that is foregone by the limited availability of its product, at the same time, imparting a valuable competitive advantage to the exclusive distributor of the programming.(42)

Here, of course, DIRECTV simply does not possess anything close to that level of market share.

___________________

(41) See, e.g., Comments of Cablevision Systems Corp., CS Docket No. 01-290 at 32 (filed Dec. 3, 2001) ("Cablevision Exclusivity Comments") ("Anticompetitive foreclosure through withholding of affiliated programming from a competing MVPD can succeed only if the foreclosing cable operator has sufficient market power to raise its rates in order to recover the costs associated with the foreclosure"); id. at 33 ("The only sure way for a cable operator to successfully foreclose `access to programming on a scale sufficient to exclude competitors or significantly raise their costs' would be to control the bulk of available programming in the marketplace.") (quoting Economists, Incorporated, Competition for Video
       Programming: Economic Effects of Exclusive Distribution Contracts); Reply Comments of the National Cable & Telecommunications Association, CS Docket No. 01-290 at 10-12 (filed Jan. 7, 2002) (citing various cable operators comments).

(42)   Exclusivity Sunset Order, 17 FCC Rcd. 12147-48 (footnote omitted).

         As explained below and in the economic submissions accompanying this Reply, these are crucial facts. DIRECTV's relatively modest market share makes vertical foreclosure a highly unlikely strategy, whether it involves withholding programming, a uniform or discriminatory price increase for programming, or discriminatory carriage arrangements. In the specific circumstances of this transaction, moreover, the Commenters' arguments are even more implausible because, if the parties attempted to withhold News Corp. programming from rival MVPDs, News Corp. would suffer all of the loss on the programming side, but would reap only 34% of the economic benefits of any increased profitability of DIRECTV.(43)

                  2.   News Corp. Lacks Sufficient Power In the
                       Programming Market To Engage in a Vertical
                       Foreclosure Strategy with DIRECTV.

         The Commenters have asserted that FOX broadcast programming and the Fox RSNs are "must have" programming.(44) This programming is undeniably very popular with viewers and widely distributed by MVPDs. Here, however, the question is not whether such programming is desirable, or even "must have." It is whether such programming is so crucial that, after the transaction, News. Corp. would be able to profit by raising its price or excluding other MVPDs in favor of DIRECTV. The answer is clearly "no." As discussed below, empirical evidence demonstrates that even such popular programming cannot be used to create the seismic shifts in subscribership or pricing that would be necessary to make vertical foreclosure a rational or profitable

___________________

(43) See CRA Vertical Analysis at 27, 30-34. See also EchoStar/Hughes, 17 FCC Rcd. at 20658-659 (vertical foreclosure "highly unlikely to be profitable" where the programmer would bear the full cost of the preemption but would gain only a small fraction of the MVPD's increased profits).

(44) See, e.g., EchoStar Petition at 22; ACA Comments at 16; Joint Cable Comments at 35-41.

strategy for News Corp. in the context of its acquisition of a partial interest in a non-dominant MVPD such as DIRECTV.

         At the outset, it is worth noting that the Commission has described the universe of "must have" programming broadly, to include national news channels, regional news and sports channels, and premium networks (such as HBO).(45) However, the Commission also has recognized that there is a continuum of vertically integrated programming with various levels of substitutability and varying impact if such programming were to become unavailable to an MVPD.(46) In other words, not all "must have" programming is created equal. And even where a particular network service represents a very highly valued type of "must have" programming, its owner will not necessarily possess either the incentive or the ability to foreclose access to that programming.

         The Commission has also recognized that the programming market is extremely competitive, with the growth rate of new programmers outpacing the availability of new channels on MVPD systems.(47) This is a challenging backdrop for any programmer seeking to pursue vertical foreclosure. As Cablevision put it, "the only sure way for a cable operator to successfully foreclose `access to programming on a scale sufficient to exclude competitors or significantly raise their costs' would be to control the bulk of available programming in the marketplace."(48) In rejecting arguments supporting the

____________________

(45)   Exclusivity Sunset Order, 17 FCC Rcd. at 12139.

(46)   Id.

(47) Implementation of Section 11(c) of the Cable Television Consumer Protection Act of 1992, 14 FCC Rcd. 19098, 19104 (1999) ("Cable
       Horizontal Limits Order"), rev'd and remanded on other grounds sub nom. Time Warner Entertainment Co., L.P. v. FCC, 240 F.3d 1126 (D.C. Cir.
       2001).

(48)   Cablevision Exclusivity Comments at 33 (quoting Economists, Inc.
       report).

exclusivity sunset, however, the Commission found "most significant" the fact that content vertically integrated with cable constitutes 35% of the most popularly rated prime time cable programming and 45% of the most subscribed-to programming.(49)

         News Corp.'s share of the programming market is much smaller. The combined share of the programming market of its cable programming affiliates is very small: fewer than 4% of the national channels and fewer than 10% of the regional channels listed in the Ninth Cable Competition Report, including a number of channels in which News Corp. has non-controlling minority interests.(50) News Corp. has interests in only two of the top 20 cable programming services ranked by prime time rating (Fox News Channel and FX), and none of the top 20 cable programming services ranked by subscribership.(51) Given these facts, it is difficult to imagine that News Corp. has the market power necessary to profit from a vertical foreclosure strategy.

         The Commenters state that RSNs represent a particularly important category of "must have" programming.(52) But, as demonstrated below, it would not be profitable for News Corp. to withhold or raise the prices of even that category of programming after this transaction. Once properly quantified, the incentives do not support such strategies. The same is true for FOX broadcast programming - the other type of "must have"

_____________________

(49) Exclusivity Sunset Order, 17 FCC Rcd. at 12138; AT&T/MediaOne, 15 FCC Rcd. at 9816.

(50)   See Application at 54-55 (discussing data).

(51) See Ninth Cable Competition Report, 17 FCC Rcd. at 26998-99, Tables C-6 and C-7.

(52) See, e.g., EchoStar Petition at 22; ACA Comments at 16; Joint Cable Comments at 35-36; RCN Comments at 3 (characterizing local sports as one of the most important programming segments).

programming the Commenters find to be especially important. News Corp. simply does not have the ability to withhold programming or to raise price in connection with this transaction.

         Applicants would also make one last point regarding market power in sports programming: As discussed in the Lexecon Report, the teams, not the networks, have the unique product that creates any market power that may exist with respect to sports programming.(53) The Lexecon Report explains:

         Sports teams may need network programming expertise and MVPD distribution in order to maximize the value of the team's televised games, but these resources are presumably widely available. Indeed, none of the critics has presented evidence to suggest otherwise. . . . In
         contrast, there is, and generally only can be, a limited number of, and often only one, team in a particular sport in a given city. The team will exercise its market power by selling its rights to the programming service that offers the highest bid in order to capture the value of its scarcity. The networks that obtain broadcast rights will only earn a return sufficient to cover their costs of doing so.(54)

In other words, many competitors, including one or more teams and/or cable operators in a given area, are free to negotiate for and exploit sports rights, and can even create channels that compete with or preclude Fox RSNs.

         Indeed, this phenomenon has manifested itself in numerous cases, such as in New York (YES Network), Atlanta and the southeastern United States (Turner South and Comcast Sports Southeast), New England (NESN), San Diego (Cox Cable4), Phoenix (Cox9), New Orleans (Cox Sports Television), Kansas City (Royals Television Network), Baltimore/Washington (Comcast Mid-Atlantic), Philadelphia (Comcast SportsNet), and Buffalo (Empire), and new channels have been recently announced for Houston

___________________

(53)   News Corp. owns the Los Angeles Dodgers.

(54)   Lexecon Report at 16-17 (footnotes omitted).

(Rockets/Astros) and Minnesota (Victory Sports/Twins). A number of teams carried on these networks were previously carried on Fox RSNs. This places a significant constraint on any arguable ability that Fox might have to price its RSNs at a supra-competitive level, since the teams could either (1) capture that additional profit the next time the contract came up for bid, or
(2) place the contract with another network operator if the distributor's tactics (such as limiting the team's exposure) were viewed as detrimental by the team.

         More generally, foreclosure of any News Corp. programming may have effects that would make such a strategy risky and/or costly for News Corp. For example, MVPDs that lose access to News Corp. programming could respond in a number of ways, such as by reducing their prices (and thus increasing their attractiveness to some consumers vis-a-vis DIRECTV) or by acquiring other high-quality programming as a replacement. MVPDs could react to a price increase by putting programming on a premium tier, or by moving the programming to an inferior channel slot. Those MVPDs also could retaliate by denying carriage to (or dropping carriage of) other News Corp. programming. With respect to sports programming, MVPDs could (as discussed above) bid for the sports rights themselves.(55)

         Similarly, vertically integrated MVPDs might attempt to increase their bargaining leverage by threatening to deny carriage of affiliated programming to DIRECTV by entering into an exclusive arrangement with EchoStar or another non-cable MVPD - a


_____________________

(55) Even if unsuccessful, such a strategy could raise the price that Fox pays to sports franchises.

result that is not prohibited by the program access rules.(56) Some consumers would stop subscribing to any MVPD service in response to a price increase by DIRECTV or a loss of programming by a rival MVPD, which would depress revenues for Fox programming.

         Finally, the fact that not all subscribers are able to switch to DIRECTV even if they would like to significantly limits the "upside" of a foreclosure strategy for News Corp. For example, some consumers live in multiple dwelling units where DBS service is not available. Others cannot receive DBS service due to limitations on sight lines to the satellite.(57)

         Taken together, all of these factors demonstrate that any power that News Corp. arguably may have in the programming market is very limited. It is certainly less than that which led the Commission to extend the ban on cable exclusivity agreements. The implication, confirmed below, is that, even using the most popular programming controlled by News Corp., attempted foreclosure would not enable DIRECTV to achieve the enormous increases in subscribership or pricing that would be necessary to make such a strategy profitable.

         B. The Commenters Ignore the Possibility That the Parties Could Achieve the Results of Foreclosure Through Contract.

         Before discussing other flaws in the Commenters' foreclosure theories, it is first necessary to discuss a threshold issue assumed but not addressed in the arguments that

_________________

(56) Applicants note that such a result would be prohibited by their voluntary program access undertakings.

(57)   See CRA Vertical Analysis at 18.

they have presented. Even assuming that all of their other premises and theories are correct (which they are not), the Commenters have not even attempted to demonstrate that the parties could not today use contracts, rather than partial vertical integration, to achieve the same ends if foreclosure were truly a profitable strategy. They have not argued that any Commission rules would prevent News Corp. today from entering into an exclusive contract for cable programming with a non-cable MVPD such as DIRECTV - and in fact the Commission has held otherwise.(58) (Of course, under the Applicants' voluntary program access undertakings, such an exclusive contract involving affiliated programming would not be allowed post-transaction.) Nor have they argued that, if any of the claimed vertical foreclosure strategies were profitable for News Corp. and DIRECTV, it would be difficult, let alone impossible, to write a contract that would effectuate such a strategy.

         The failure to recognize this possibility is a significant flaw in the Commenters' economic analysis. As the attached Lexecon Report explains, the primary economic model cited by Professor Rogerson explicitly notes that, "if firms can enter vertical contracts, a vertical merger to raise rivals' costs is both unnecessary and undesirable."(59)

         But firms often can achieve some of the benefits of vertical integration through contract. For example, in the context of this case, entering into exclusive agreements may not be prohibitively difficult:

____________________

(58) See 47 C.F.R.ss.76.1002(c). See also Implementation of the Cable Television Consumer Protection and Competition Act of 1992, 10 FCC Rcd. 3105 (1994) (upholding exclusive contracts between DBS operator and several vertically integrated programming vendors). The Commission's rules prohibit exclusive retransmission consent agreements. See 47 C.F.R.ss.76.64(l).

(59)   Lexecon Report at 10.

         There is considerable indirect evidence that the transaction costs of forming exclusive contracts for license of cable networks to MVPDs cannot be very high. . . . [W]e note that sports teams and leagues frequently enter into exclusive contracts with a programming service for all or some of their games. Although these negotiations typically do not involve an MVPD, the nature of the transaction is similar and involves negotiating a price for exclusivity that is satisfactory to both parties and makes them better off than would a non-exclusive arrangement.(60)

         Any vertical foreclosure analysis is thus incomplete to the extent that it does not consider the possibility that sophisticated parties could write a contract to divide any profit expected from foreclosure strategies. Yet the Commenters, without explanation, simply ignore this possibility.(61) Instead, their analysis relies on the silent but critical premise that such contracts would be impossible.

         If indeed the parties could achieve the anti-competitive effects hypothesized by the Commenters through contract rather than by partial integration, two important conclusions must follow. First, such anti-competitive effects are not relevant to the Commission's analysis in this proceeding because they are not transaction-specific.(62) Second, and more importantly, the fact that News Corp. and DIRECTV have not entered into such agreements is strong evidence that the foreclosure strategies proffered by the Commenters are in fact not economically rational. In either case, the only conclusion to

_____________________

(60)   Id. at 24.

(61) Cablevision ignores this issue despite its argument in the Exclusivity Sunset proceeding that it is no more cost-effective and efficient for a distributor to attempt anticompetitive foreclosure via vertical integration than by exclusive agreements with unaffiliated programmers. See Cablevision Exclusivity Comments at 34, 34 n.103 ("[A] contract can achieve the same effect as vertical integration. . . . It makes no sense to imagine that the distributor can profitably gain through vertical integration what it cannot profitably pay for in an arms length transaction with program suppliers.").

(62) See, e.g., AT&T/Comcast, 17 FCC Rcd. at 22633 (where nothing prevented AOL from entering into ISP agreement with Comcast if merger not consummated, agreement not transaction specific and not considered by Commission).

be drawn is that the proposed transaction will not have an adverse impact on competition - a conclusion that is dispositive with respect to Commenters' foreclosure theories.

         Nevertheless, for purposes of the discussion below, Applicants proceed on the basis of the Commenters' implicit assumption that the parties could not use contracts to replicate the effects of foreclosure. If true, however, this assumption greatly increases the likely pro-competitive effects of the transaction. For example, if parties cannot foreclose through contracts, they often cannot achieve certain cost savings through contracts. Specifically, the parties may be unable to decrease their individual mark-ups over marginal costs. Particularly when elimination of this inefficiency is taken into account as part of the economic analysis, the transaction can be shown to have no anti-competitive effects under any of the Commenters' scenarios.

         The Commenters have identified the Fox RSNs and FOX broadcast programming as the two types of programming that are the most critical to MVPDs, and therefore the most likely to be used as weapons against DIRECTV's rivals.(63) The discussion below demonstrates that, even in these "worst case" scenarios, foreclosure would not be profitable.

         C. It Would Be Economically Irrational for News Corp. to Attempt to Use Regional Sports Programming to Undermine DIRECTV's MVPD Rivals.

         The Commenters allege that the transaction will give News Corp. the incentive to raise the price of RSN programming, or deny it altogether, to DIRECTV's rivals in order

__________________

(63) See, e.g., Cablevision Comments at 14, 18, 29; Joint Cable Comments at 20, 34-41; ACA Comments at 16-17.

to induce consumers to switch to DIRECTV.(64) They do not, however, attempt to demonstrate how this would occur, or whether the assumed results are plausible. This is another significant flaw in their analysis. As the Commission has found,

         [I]n order for [a vertical foreclosure] strategy to be profitable, the profits [the programmer] would lose by discriminating against other MVPD providers would have to be more than offset by the increase in [the programmer's] share of the profits that [the affiliated MVPD] would earn from the new customers it would gain as a result of the discrimination.(65)

In other words, the profitability of vertical foreclosure cannot merely be assumed - it must be shown. As predicted by sound economic theory and confirmed by the CRA Vertical Analysis, in this case, foreclosure would cause News Corp. to lose more money on its programming assets than it could plausibly gain through its 34% share of profits at DIRECTV.(66)

                  1.    Withholding Programming.

         The most extreme form of vertical foreclosure would be a scenario in which News Corp. simply refused to provide its programming to any of DIRECTV's MVPD rivals.

____________________

(64) See, e.g., Joint Cable Comments at 34-41; ACA Comments at 18; CDD Petition at 2. The Applicants have chosen to address the feasibility of vertical foreclosure with respect to News Corp.'s RSN programming as the "worst case" scenario for foreclosure strategy because of Commenters' emphasis on this type of programming. The discussion herein regarding the lack of economic incentives to pursue a foreclosure strategy with respect to News Corp. RSNs applies with equal force, however, to other types of News Corp. programming.

(65)   EchoStar/Hughes, 17 FCC Rcd. at 20656.

(66) The CRA Vertical Analysis also performs its calculations under the assumption that News Corp. has increased its interest in Hughes from 34% to 50%--the highest level of ownership achievable before News Corp. would have to return to the Commission to seek authority to take de jure control of the company. See CRA Vertical Analysis at 50. Even using that assumption, the subscriber movements and price increases necessary to make foreclosure profitable for News Corp. are implausibly high. Accordingly, there is no basis for imposing a condition freezing News Corp. at its current level of ownership in Hughes, as proposed by EchoStar. See EchoStar Petition at 17.

While program access rules would not preclude such conduct pre-transaction, the Applicants' voluntary program access undertakings would do so post-transaction. But for purposes of this discussion, the analysis will assume, as Commenters apparently do, that these commitments will be ineffective. Even in such a case, as demonstrated in CRA's analysis, denying the Fox RSNs to DIRECTV's MVPD rivals would not be an economically rational strategy. Specifically, such a total foreclosure of these rivals would be profitable for News Corp. only if, as a result of subscriber movements, DIRECTV could increase its market share of total MVPD subscribers from 13% to 30% in the combined RSN footprint. In other words, DIRECTV WOULD HAVE TO MORE THAN DOUBLE SUBSCRIBERSHIP IN THE COMBINED RSN FOOTPRINT for such foreclosure to be an economically rational strategy for News Corp. In the alternative, DIRECTV would need to be able to increase the subscription price of its most popular programming package, Total Choice(R) with Local Channels, within that footprint sufficiently to increase the average revenue per subscriber by about 50% without losing a single subscriber.(67)

         This simply is not plausible. The evidence on RSNs demonstrates that even such highly popular programming cannot create subscriber movements or support price increases of this magnitude. One particularly telling example is the recent and very high profile case of YES Network, which launched in 2002 with exclusive rights to many New York Yankees and New Jersey Nets games (among others). DIRECTV agreed to carry the network, but Cablevision and EchoStar refused. In fact, Cablevision did not reach a carriage agreement with YES Network until March 31, 2003 (although that agreement is

__________________

(67) See CRA Vertical Analysis at 30-34. Even if News Corp.'s ownership in Hughes is assumed to be 50%, withholding would not be a profitable strategy unless DIRECTV could nearly double its subscribership (from 13% to 25%) or increase its average revenue per subscriber by at least one third. Id. at 51, Table 4.

only an interim one). Cablevision serves approximately three million subscribers in the greater New York metropolitan area. Even with DIRECTV aggressively advertising its programming advantage, Cablevision reportedly lost only about 30,000 subscribers to DIRECTV during the time it did not carry the YES Network(68) - a mere 1% of its overall subscriber base over an entire year without this programming. Conversely, even with a marquee sports product, heavy advertising, and no increase in price, DIRECTV's subscribership in the region increased only by a few percentage points - far below the level necessary to make a foreclosure strategy profitable even if all of this growth were attributed to the "YES factor."(69)

         Similarly, in the case cited by Professor Rogerson in which a Time Warner cable system in Minnesota failed to reach terms for carriage of a Fox RSN for about a two and a half month period, the subscriber losses to Time Warner and the subscriber gains to DIRECTV that could even arguably be attributed to the loss of this programming fell far short of the magnitude required to make foreclosure profitable.(70)

         Even Comcast's refusal to make its RSN in Philadelphia available to DIRECTV and EchoStar is instructive in this regard. For years, Comcast has refused to sell its

_________________

(68) See Rogerson Report at 16. Note that this 30,000 number is possibly an overstatement. See CRA Vertical Analysis at 37.

(69)   See CRA Vertical Analysis at 37 n.46.

(70) See CRA Vertical Analysis at 37-38. According to the division president of Time Warner Cable, Minnesota, during the carriage dispute between Fox Sports Net and Time Warner in Minneapolis, Time Warner's records show only about 200 cancellations from Minnesota Twins fans out of its approximately 180,000 subscribers. See Judd Zulgad, FSN, Time Warner Struggled to Agreement, Star Tribune at Sports, 6C (Mar. 14, 2003).

Philadelphia RSN's programming to EchoStar and DIRECTV.(71) Clearly, Comcast's decision to withhold this important programming from DBS operators has placed DIRECTV and EchoStar at a significant disadvantage in the Philadelphia market, and that is a factor that has made that market one of the lowest in terms of DIRECTV penetration. This is a significant harm to DIRECTV. But it is obvious that the harm from this foreclosure has not forced either DIRECTV or EchoStar to exit this market, where both DBS providers in fact continue to grow.(72) (Conversely, CRA illustrates a case in which, for an RSN wholly owned by a cable operator with a 78% market share, withholding from the two DBS operators would be profitable if it resulted in a shift in subscribers of only 1.6 percentage points - a very different proposition from the shift that DIRECTV would have to achieve.(73))

         Finally, some Commenters have suggested that, while withholding programming from large cable operators might not be profitable, withholding programming from smaller cable operators would. Such a strategy would be profitable, they assert, "because of the disparity in resources and far smaller subscriber counts compared to metropolitan clusters of the major MSOs,"(74) such that denial of Fox programming to these small operators would not cost much in lost subscription revenue. And they contend that this

_____________________

(71) Comcast has avoided the prohibition on exclusivity by delivering the programming terrestrially. See DIRECTV, Inc. v. Comcast Corp., 15 FCC Rcd. 22802, 22807 (2000), aff'd, EchoStar Communications Corp. v. FCC, 292 F.3d 749 (D.C. Cir. 2002).

(72) CRA Vertical Analysis at 39. For the reasons explained above, however, foreclosure by Comcast in Philadelphia may have been economically rational because of Comcast's large share of subscribers in the market
       - and the fact that it owns two of the professional sports franchises in Philadelphia. See id. at 38, 42.

(73)   Id. at 40.

(74)   ACA Comments at 18.

would be a particularly attractive strategy for News Corp. because small cable operators would be forced out of the market (presumably leaving their subscribers to DIRECTV).(75)

         Such a strategy would be contrary to the program access rules' anti-discrimination provisions, and to Applicants' voluntary program access commitments, discussed in more detail below. Even without these constraints, however, such a strategy would be economically unprofitable. The charge that News Corp. would withhold programming from small cable operators simply because subscription losses would be small is easily answered: any subscription gains to DIRECTV would be correspondingly small. In fact, the analysis for withholding programming is the same for large and small cable operators - doing so would be irrational. And the charge that such a strategy would become profitable because small cable operators would fail is simply not supported. Even small cable operators have large market shares in their respective local markets and, as CRA observes, they "have made substantial sunk capital costs in their cable plant."(76) It is difficult to imagine that withholding programming would force them out of business. A strategy based on withholding programming that depends on such an outcome would have a very small chance of succeeding.(77)

__________________

(75) Rogerson Report at 4, 26. Cablevision is similarly concerned about discrimination against its fledgling R/L DBS service, which has not yet been launched. Cablevision Comments at 19-22, 30-32. Cablevision should take comfort in the fact that R/L DBS will enjoy the same program access protections that enabled another fledgling DBS service - DIRECTV
       - to obtain programming owned by another vertically integrated programmer -Cablevision - prior to its own launch a decade ago.

(76)   CRA Vertical Analysis at 47.

(77) Indeed, there is at least one way in which withholding programming from small cable operators would be an even less attractive strategy than withholding it from all cable operators. Many small cable systems operate in rural parts of the country, where DIRECTV often provides service through NRTC. In NRTC areas, DIRECTV earns a far lower margin per subscriber, meaning that any subscriber gain in such areas would be far less valuable to News Corp.

                  2.    Increasing Price.

         The Commenters further contend that News Corp. would be able to engage in vertical foreclosure in a manner consistent with the program access rules if it were to raise the price of its RSN programming to all MVPDs, including DIRECTV, in a uniform (or "non-discriminatory") manner.(78) Such claims are, at their essence, similar to claims that News Corp. would withhold programming - because "[o]ne way to deny access is to set a prohibitively high programming price, so high that the MVPD chooses to forgo the programming altogether."(79) Thus, a uniform price increase strategy would be economically irrational for News Corp. for many of the same reasons that withholding programming outright would be economically irrational.

         Such a strategy would be unprofitable for News Corp. for several other reasons, as well. First, News Corp. cannot increase the price of RSN programming without risking the costly loss of subscribers, and vertical integration does nothing to change this fact:

         [T]he presumption . . . that all cable operators would simply accept and pay higher fees for Fox programming is clearly inconsistent with the fact that Fox's fees today already maximize the profits that Fox can earn on its programming. Fox must believe today, in the pre-acquisition world, that raising its affiliate fees would run the risk of losing carriage on some cable systems; or it would have raised its fees already. The proposed transaction would not make an increase in affiliate fees more likely. It would not lower the elasticity of demand facing Fox programming. In short, the Fox fees today already capture whatever edge Fox programming can give to one distributor over another (given the program access rules preventing discrimination). NC's investment in DIRECTV cannot magically enhance

____________________

(78) Joint Cable Comments at 57; Cablevision Comments at 29; EchoStar Petition at 59; NRTC Petition at 21.

(79)   CRA Vertical Analysis at 55.

         the price that Fox can get for its programming from any distributor - cable, DIRECTV, or EchoStar.(80)

In other words, rather than increasing Fox's profits, a uniform price increase strategy would almost certainly reduce them.

         Second, if News Corp. were unilaterally to increase prices for RSNs to all MVPDs, it would increase the cost of its programming to, and reduce the profits of, all MVPDs - including DIRECTV. By its very nature, such a uniform increase in the prices charged to all MVPDs would not give any one of them (including DIRECTV) a competitive advantage over the others, and thus would not tend to cause significant shifts among MVPDs.(81)

         As CRA explains, these two observations make a powerful point:

         After the acquisition, there would be two reasons why raising the Fox affiliate fees would cause [News Corp.] to lose money, relative to maintaining prices at the pre-acquisition level, ceteris parabus. First, Fox would lose money on its programming (Fox's pre-transaction price having already maximized its programming profits). Second, DIRECTV would lose money from the higher fees. Once [News Corp.] has a partial ownership interest in DIRECTV, it would take that latter profit reduction into account in its decision making.(82)



CRA concludes that News Corp. "certainly would not want to raise the price of Fox programs to all MVPDs after acquiring an interest in DIRECTV."(83)

         Finally, even if one assumes, for the sake of argument, that this transaction would somehow create incentives to raise prices, an analysis that looks at such incentives in isolation is misleading.

__________________

(80)   CRA Vertical Analysis at 58-59.

(81)   See CRA Vertical Analysis at 61-62.

(82)   Id. at 60-61.

(83)   Id.

         In a full competitive analysis, foreclosure is only considered anticompetitive if it leads to harmful effects in the MVPD market, that is, higher prices and reduced output. Analysis of these potential anticompetitive effects must also take into account the potential pro-competitive incentives and downward price pressure associated with the elimination of a double markup and other efficiencies, as well as any regulatory constraints on price discrimination.(84)

The Commenters have not provided such a complete analysis. CRA and Lexecon have.

         CRA's Vertical Analysis, in particular, takes into account not only upward pressure on prices (allegedly) caused by vertical integration, but downward pressure on prices created by eliminating the "double markup."(85) Even putting aside any other synergy or efficiency that may result from a transaction, the elimination of double markup alone acts as a check on any incentive to raise prices as a result of vertical integration. While
Commenters' foreclosure theories ignore this countervailing and pro-competitive incentive, the CRA Vertical Analysis takes it into account in order to show a complete picture of the economic incentives arising from the proposed transaction.

         Thus, because Commenters' arguments look at only one side of the equation, their conclusions about the net incentives arising from the transaction are inherently suspect. This is yet another reason to doubt them. In addition, the fact that, as demonstrated above, total denial of News Corp. programming to rival MVPDs is unprofitable makes it more likely that a uniform price increase also would reduce profits for Fox programming.(86)

________________

(84)   Id. at 13.

(85)   See id. at 11-12.

(86)   Id. at 55-56.

         Several Commenters have suggested that, rather than a uniform price increase, News Corp. might selectively raise the price of RSN programming.(87) In particular, some have expressed the fear that News Corp. might target small cable operators for price increases. Once again, such a strategy would violate both the program access rules and Applicants' voluntary program access commitments (at least to the extent that such differentials were not the result of factors recognized by the Commission as legitimate, such as volume discounts).

         Even were such a strategy allowable, however, it would not be rational, for many of the same reasons discussed above. First, small cable operators could drop the programming. (This is a function of the fact that the programming is currently priced at profit-maximizing levels.) This would have the same effect as if News Corp. withheld the programming - which, as discussed above, would be highly unprofitable.

         Second, any incentives to raise prices, even selectively, must be balanced by the countervailing downward pressure caused by the elimination of double markup. Again, opponents cannot simply look only at some incentives and claim that prices will go up. Accordingly, CRA explains that, without examining the counterbalancing pluses and minuses, "it is not possible to conclude simply on the basis of theory that the net effect [of this transaction] would be to raise programming prices."(88) Indeed CRA's analysis of how these two incentives would interact shows that the net effect would be to put downward pressure on prices. Again, Commenters have failed to substantiate their fears sufficiently to carry their burden of proof.

____________________

(87)   See, e.g., Joint Cable Comments at 31-32; ACA Comments at 17-18.

(88)   CRA Vertical Analysis at 64.

         D. It Would Be Economically Irrational - and Contrary to Commission Rules - for News Corp. to Attempt to Use Retransmission Consent to Undermine DIRECTV's MVPD Rivals.

         Since the 1992 Cable Act established the principle that broadcast stations may seek compensation from MVPDs that carry their signals, some MVPDs have fought fiercely at the Commission to drive down the price of retransmission consent. As James Gleason, Chairman of ACA and CEO of a small cable company, recently admitted in an unguarded moment: "We do want [retransmission consent] free and so do the big [cable] guys."(89) These same incentives are apparent in many of the Commenters' pleadings. The EchoStar Petition points to the Copyright Office's decision to set the copyright royalty fee for local broadcast station retransmissions at zero as evidence that any payment for network programming can only be the result of market power.(90) And Cablevision has proposed in this proceeding that the Commission require News Corp. to waive its right to retransmission consent and instead give its O&O signals away for free.(91) The bottom line is that many of these companies want to get the Fox O&O station signals for free - and see this proceeding as a way to achieve that end.(92) The

____________________

(89) Ted Hearn, "Little Ops Unafraid to Take On Net Powers," Multichannel News at 7 (June 9, 2003).

(90)   See EchoStar Petition at 12-13.

(91) See Cablevision Comments at 27 (arguing that Fox broadcasting stations should be required to waive retransmission consent rights and elect must-carry throughout Cablevision's markets for their broadcast signals). In addition, Cablevision complains that if it "resists" Fox's retransmission consent demands, Fox would retaliate by enhancing the quality of its O&Os' programming. Applicants can envision no scenario where enhancement of a free over-the-air broadcast service, as Cablevision fears, could harm the public interest.

(92) Cablevision Comments at 27. See also EchoStar Petition and 67; Joint Cable Comments at 33-34 (both urging the Commission to regulate the "price" of retransmission consent).

Commission should bear that self-interest in mind as it assesses the Commenters' arguments.

         Moreover, many of the arguments related to retransmission consent that have been raised in this proceeding are merely a continuation of battles being fought - or already lost - by parties in other proceedings. For example, EchoStar has proposed conditions for News Corp. that the Commission rejected when EchoStar endorsed them as rules of general applicability.(93) Similarly, ACA seeks to rehash in this proceeding its long-simmering dissatisfaction with the retransmission consent negotiation process in general, as most recently manifested in petitions for inquiry into the retransmission consent process.(94) Indeed, many of the arguments made here were made years ago by ACA's predecessor, the Small Cable Business Association, in the MCIT/EchoStar and ABC/Disney merger proceedings.(95) In those cases, the Commission properly recognized that the issues raised extended well beyond the scope of the particular merger under

_________________

(93) Implementation of the Satellite Home Viewer Improvement Act of 1999, 15 FCC Rcd. 5445, 5458-62 (2000) ("SHVIA Order"). EchoStar and NAB ask the Commission to impose a "firewall" between DIRECTV and News Corp. with regard to information obtained during retransmission consent negotiations. EchoStar Petition at 17; NAB Comments at 27. Their concerns about competitive harms from information sharing are speculative and vague. Further, both EchoStar and broadcasters can and do protect themselves by requiring that retransmission consent negotiations and agreements remain confidential. If they are truly concerned about this issue, they can insist that these confidentiality provisions explicitly apply to News Corp.

(94) ACA has filed a petition alleging abuses and requesting that the Commission open an inquiry into retransmission consent practices. See American Cable Association, Petition for Inquiry into Retransmission Consent Practices (filed October 1, 2002); American Cable Association, Petition for Inquiry into Retransmission Consent Practices, First Supplement (filed Dec. 9, 2002).

(95) See MCIT/EchoStar, 16 FCC Rcd. at 21620; ABC/Disney, 11 FCC Rcd. at 5855-61. See also Shareholders of CBS Corporation and Viacom, 15 FCC Rcd. 8230, 8234 (2000), aff'd sub nom. National Black Media Coalition
       v. FCC, 2002 U.S. App. LEXIS 35405 (D.C. Cir. 2000).

consideration and thus were not a proper basis for objection,(96) and that the existing regime affords parties an effective avenue for redress.(97) Clearly, this is not the proper forum for redressing individual grievances or addressing retransmission consent issues that implicate a much broader segment of the industry than just News Corp.(98)

         As with RSN programming, a rigorous economic analysis demonstrates that the proposed transaction provides no economic incentive for vertical foreclosure by News Corp. using retransmission consent as a weapon. A broadcaster such as FOX cannot afford to risk losing near universal coverage(99) in its markets in exchange for a platform that delivers only 13% of MVPD households (and an even smaller percentage of all television households). In addition, the retransmission consent process is market-driven and affords
MVPDs ample protections - a conclusion that the Commission reached before in the context of a partial integration of broadcast and DBS assets.(100) As the Commission has correctly found, "Congress clearly did not intend the Commission to sit in judgment of the terms of every retransmission consent agreement executed between a

___________________

(96) ABC/Disney, 11 FCC Rcd. at 5858 ("Nor can we conclude that a transfer proceeding is the proper forum in which to consider changes in the applicable program access or retransmission consent rules").

(97) MCIT/EchoStar, 16 FCC Rcd. at 21622 ("interested parties are always free to bring their concerns to our attention via the Commission's complaint process").

(98) Even Professor Rogerson agrees that any rule would have to apply generally, including to cable operators. Rogerson Report at 31-32.

(99) Under any foreclosure strategy, a Fox O&O would not necessarily lose all subscribers of the "foreclosed" MVPD, because at least some would receive Fox broadcast signals over the air. As the CRA Vertical analysis points out, however, this cuts both ways - while O&O's would not lose advertising revenue associated with those subscribers, DIRECTV would not gain subscription revenue from them either. See CRA Vertical Analysis at 45.

(100)   See MCIT/EchoStar, 16 FCC Rcd. at 21622.

broadcaster and an MVPD."(101) There is no reason to impose special and onerous conditions on News Corp. not imposed on its broadcaster rivals in this proceeding.

              1. Foreclosing Retransmission Consent in Any Way Would Be Economically Irrational.

         For the same reasons that the various vertical foreclosure strategies offered by the Commenters are implausible for RSNs, such strategies using retransmission consent are also implausible.

         If anything, foreclosure is even more implausible in the case of retransmission consent because of the larger "downside." This includes the loss of advertising revenues, which are the lifeblood of any broadcaster - and far larger for a broadcaster than are the combined subscription and advertising revenues for a cable programmer. News Corp. earns several times more per FOX broadcast viewer than it does per RSN subscriber.

         Moreover, the effect of viewer loss on FOX's advertising revenues is not proportional. To the contrary, News Corp., like any other broadcaster, has powerful economic incentives to ensure that all of its O&Os achieve the widest distribution possible. Neither a broadcast network nor a local television station can afford to lose even a few percentage points of coverage.(102) For a broadcast network, the ability to reach every, or nearly every, viewer nationwide has always been a critical factor in determining national advertising rates.(103) If News Corp. were to lose carriage of FOX network

_________________

(101)   SHVIA Order, 15 FCC Rcd. at 5454.

(102) This might impact the bargaining between a cable operator and an O&O, since loss of the premium hurts FOX if it withdraws the O&O, but does not hurt the cable company.

(103) When ABC - originally a spin-off from NBC - had difficulty obtaining access to broadcast stations across the country, it was forced to "generally follow[] a policy of setting the station's [advertising] rate below that of the CBS and NBC affiliates." H. Rep. No. 1297 at 443 (1958) ("In most of these markets, the effective or delivered circulation of the ABC affiliate is below that of the other network affiliates. A lower rate is, therefore required in order for the ABC network to be competitive on a `cost per thousand' basis.").

programming on even a relatively small number of systems, it would risk being perceived by advertisers - its only source of revenue - as a second-class outlet compared to ABC, CBS, and NBC and would no longer be able to command advertising rates comparable with those charged by those networks, or compete effectively for the most attractive programming.(104)

         The same holds true for Fox O&Os. Local broadcasters typically command advertising rates that are significantly higher than, for example, those commanded by cable operators in the same designated market area ("DMA"). This is because broadcasters - and only broadcasters - can deliver simultaneous "reach" to viewers throughout the entire DMA. Any loss of that reach jeopardizes the "premium" a broadcast station can command. This, then, is another answer to small cable operators' claims that News Corp. would find it profitable to withhold retransmission consent because relatively few homes would be affected; in fact, the loss of advertising revenue would be far greater than the number of lost viewers might otherwise suggest.(105)

__________________

(104) For these reasons, in addition to the clear economic disincentives, News Corp. would have no incentive to withhold retransmission consent even after the current rules on good faith negotiation sunset on December 31, 2005.

(105) Withholding retransmission consent from EchoStar or cable operators - even small cable operators - is risky for O&Os for at least two other reasons. First, subscribers unable, even temporarily, to watch an O&O's local news broadcasts are likely to turn to other stations in the market for local news, weather and sports. Even if the O&O's signal ultimately is restored to the competing MVPD, the O&O may never regain those local news viewers who have sampled the competition. Second, if a subscriber to the MVPD that loses the O&O signal happens to be a Nielsen home, the impact on the station's reported ratings, and therefore its advertising sales, would be dramatically greater than the loss of a single MVPD subscriber would suggest.

         Finally, the "downside" of withholding retransmission consent goes far beyond lost revenues for the FOX network and Fox-owned stations. It may also include loss of carriage of News Corp.'s other programming services, because carriage for those networks is often the consideration received by Fox O&Os in exchange for retransmission consent. Thus, a withholding strategy could result in a cascade of negative effects.

         The factors discussed above support the general economic proposition that News Corp. would find it unprofitable to engage in any kind of vertical foreclosure strategy in connection with retransmission consent agreements. That sound theoretical conclusion is confirmed by CRA's analysis of specific foreclosure strategies:

                     a. Withholding Programming.

         CRA has analyzed the extreme case in which News Corp. would deny retransmission consent to all of DIRECTV's MVPD rivals in all of its O&O markets. In such a case, DIRECTV WOULD HAVE TO QUADRUPLE ITS SUBSCRIBERSHIP IN THOSE MARKETS from 13% to 53% in order to make such foreclosure profitable for News Corp.(106) This figure probably understates the magnitude of the subscriber shift required, since CRA's calculation does not even take into account potential loss of the advertising "premium" that broadcast networks receive because of their ability to offer nationwide reach. In the alternative, DIRECTV would have to increase the price of its service sufficiently to increase average subscriber revenue by ABOUT 175% without losing any subscribers.(107)

_____________________

(106) See CRA Vertical Analysis at 44, 52. Even if News Corp. were assumed to have a 50% ownership interest in Hughes, it would not profit from a withholding strategy unless DIRECTV were able to triple its subscription, or raise its price by 119%, in the O&O markets. See id. at 50, 52.

(107)   Id. at 52.

         As these figures demonstrate, such a strategy would be implausible on its face, and Commenters have submitted no evidence that would lead to a different conclusion. Professor Rogerson cites only one newspaper article for quantification on this issue - a report that DIRECTV has enjoyed comparatively increased subscribership in DMAs where it offers local-into-local services.(108) That article provides a comparison between results when DIRECTV offers a suite of local stations and when it offers none at all -which says nothing about the potential impact of losing a single local station among many. Moreover, that article indicates that DIRECTV's ability to offer local-into-local service has led to an increase in DIRECTV subscribership of less than five percentage points of MVPD market share in those DMAs.(109) While this would be a significant increase, it is nowhere near the percentage point increase required to make a withholding strategy profitable for News Corp.

         Some claim that, instead of withholding their signals from all MVPDs in their DMAs, Fox O&Os would target smaller, allegedly more vulnerable cable operators.(110) Even assuming (contrary to fact) that all small cable operators have dramatically lower market share in their respective franchise areas than their larger counterparts, such a strategy would still not be profitable. As CRA demonstrates, if a small cable operator had an MVPD market share of 55% in its franchise area, DIRECTV had a share of 27% and EchoStar had a market share of 18% (again, very generous assumptions in many cases), a strategy of withholding programming only from the small cable operator and

____________________

(108)   Rogerson Report at 15.

(109)   See discussion in CRA Vertical Analysis at 46.

(110)   See ACA Comments at 8-16; Joint Cable Comments at 30-31.

EchoStar would only be successful if DIRECTV COULD APPROXIMATELY DOUBLE its market share in that area,(111) or in the alternative, increase average revenues per subscriber by about 50%, without losing a single subscriber. And if News Corp. were to withhold programming from small cable alone, DIRECTV would have to increase its share by at least 50%, or increase average revenue per-subscriber revenue by at least one quarter, while maintaining current subscriber levels.(112) These figures, while perhaps less implausible than those for a general withholding strategy, are implausible still.(111)

                     b.   Increasing Price.

         A uniform price increase strategy for retransmission consent would be economically irrational for the same reasons that a uniform price increase strategy using Fox RSNs would be irrational:

         o It would lower expected profits for Fox O&Os, which are currently bargaining for retransmission consent consideration at a profit-maximizing level.

         o It would lower expected profits for DIRECTV by increasing its costs for Fox O&O programming.

         o Even accepting for the sake of argument Commenters' contentions that this transaction somehow creates incentives for a uniform price increase, any such incentives must be weighed against the counterincentives caused by elimination of the double markup and other factors.

_________________

(111) See CRA Vertical Analysis at 48. (This is a market share increase of 26 to 33 share points at constant prices.)

(112)   Id. at 49.

(113) Again, to the extent that such a strategy were attempted in NRTC areas, the required share increase or revenue increase would be much higher.

Because they have failed to take these factors into account, Commenters' postulated scenarios involving a uniform increase in the price of retransmission consent are flawed and provide no basis for regulatory action.


         For these same reasons, and for the reasons discussed in connection with a targeted price increase of Fox RSN programming, a targeted price increase strategy for retransmission consent (for example, directed against smaller cable operators) would also be unprofitable and therefore economically irrational.

                  2. The Retransmission Consent Rules Provide Adequate
                     Protections for MVPDs.

         As the Commission has recognized, "retransmission consent negotiations . . . are the market through which the relative benefits and costs to the broadcaster and the MVPD are established."(114) There are benefits to both parties when carriage occurs. The station benefits from carriage because its programming and advertising will likely reach more households when carried by MVPDs than when not carried by MVPDs. The MVPD benefits because the station's programming makes the MVPD subscription more attractive to consumers.

         In the retransmission consent process, MVPDs enjoy significant protections under Commission rules. First, a broadcast station may not grant retransmission consent to any MVPD on an exclusive basis.(115) Second, a broadcast station has an affirmative obligation to negotiate in good faith with all MVPDs seeking retransmission consent.(116)

____________________

(114)   SHVIA Order, 15 FCC Rcd. at 5448.

(115)   See 47 C.F.R. ss. 76.64(l).

(116) See id. atss.76.65. MVPDs are not under a reciprocal obligation to negotiate in good faith.

Third, while a station may enter into retransmission consent agreements with different MVPDs containing different terms and conditions, including price terms, such differences must be based on "competitive marketplace conditions."(117) In illustrating the kinds of agreements that presumptively are not consistent with competitive marketplace considerations, the Commission included those "the effect of which is to hinder significantly or foreclose MVPD competition"(118) - which would include agreements based on favoritism toward an affiliated MVPD. Fourth, an aggrieved MVPD may bring a complaint against a broadcast station based not only on the actions that the Commission identified as per se evidence of a lack of good faith, but also based on any other factors that support such an inference under the totality of the circumstances.(119) This is a very open-ended avenue for redress that could be used in response to any number of possible vertical foreclosure strategies, and one which the Commission has deemed sufficient to protect against such behavior.(120) There is no reason to impose additional restrictions in this regard on News Corp. alone.

         The most recent retransmission consent cycle is indicative of the process. As a general matter, in connection with the right to retransmit its broadcast signals, Fox often barters for carriage of Fox Cable Networks programming.(121) If an MVPD indicates that

____________________

(117)   See id. atss.76.65(a).

(118)   SHVIA Order, 15 FCC Rcd. at 5470.

(119)   See 47 C.F.R. ss. 76.65(b).

(120)   See MCIT/EchoStar, 16 FCC Rcd. at 21622.

(121) Paradoxically, the Joint Cable Commenters complain in one breath that FX was launched on the back of retransmission consent agreements while in the same paragraph also claiming that FX is "must have" programming that can be used to help launch new channels. See Joint Cable Comments at 21-22.

it does not want to give compensation for retransmission consent in the form of a cable carriage arrangement, Fox offers a cash payment alternative.(122) But Fox does not seek compensation in all cases. Indeed, in the latest retransmission consent cycle, Fox granted retransmission consent to approximately 71% (320 of 450) of the cable operators serving its O&O markets without seeking compensation of any kind, either cash or carriage, through the end of the then-current must-carry cycle. To the extent final agreements have not yet been reached, Fox has granted temporary retransmission consent to all MVPDs in its O&O markets while negotiations are being concluded.(123)

         Some Commenters have cited instances in which local stations, including FOX O&Os, have withheld their signals from an MVPD.(124) Among hundreds of negotiations, a handful may reach impasse. This is not in anyone's interest, and is unlikely to be a long-term situation. It is regrettable when a mutually beneficial transaction does not take place, but it is not a justification for regulatory intervention.

____________________

(122) Notwithstanding the fact that MVPDs have chosen to carry affiliated programming rather than pay cash in exchange for retransmission consent, most complaints about the retransmission consent regime have focused on this barter aspect of the negotiations. This is irrational. An MVPD cannot be made worse off by the opening of another possible form of compensation for broadcast station carriage, since the parties can now negotiate over cash payments, carriage of a cable network, and the terms of the cable network's carriage. The Commission has reached this same conclusion and thus, over the objections of many of the Commenters in this proceeding, specifically approved barter compensation in the form of affiliated program carriage in exchange for retransmission consent. See, e.g., SHVIA Order, 15 FCC Rcd. at 5469.

(123) See Letter from William M. Wiltshire to Marlene H. Dortch, MB Docket No. 03-124 (May 30, 2003)(discussing status of retransmission consent negotiations).

(124) See, e.g., Rogerson Report at 11 (citing dispute with Cox regarding retransmission consent for Fox station WTTG-TV); Cablevision Comments at 10 n.20 (describing May 2000 incident when Time Warner failed to reach retransmission consent agreement with ABC).

         E. It Would Be Economically Irrational for DIRECTV to Attempt to Restrict Carriage to Undermine News Corp.'s Programming Rivals.

         As explained in the Application, there is no reason to believe that DIRECTV could be used to disadvantage News Corp.'s programming rivals.(125) First, the parties have committed not to discriminate against unaffiliated programming services in the selection, price, terms, or conditions of carriage. Second, and more fundamentally, DIRECTV has only a modest share of the national MVPD market (13%), and the proposed transaction will not increase that figure. Third, DIRECTV faces vigorous competition from other MVPDs. In the overwhelming majority of local markets, the Commission has found that DIRECTV competes against a dominant terrestrial cable operator.(126) And in each of these markets, as well as in those comparatively few markets not served by any terrestrial competitor, DIRECTV still faces competition from EchoStar, which has approximately a 9% share of the national MVPD market.(127)

         Notwithstanding these facts, some parties in this proceeding have raised concerns about vertical foreclosure against unaffiliated programmers. The Center for Digital Democracy ("CDD") argues that News Corp.'s control of DIRECTV "will ultimately serve to diminish and threaten programmatic competition" because DIRECTV will favor Fox-affiliated programming and, therefore, "no other programmer will be able effectively

_____________________

(125)   See Application at 48-54.

(126)   See Ninth Cable Competition Report, 17 FCC Rcd. at 26903.

(127) With so many entities vying for programming, it is not surprising that the Commission has found that the nationwide video programming purchaser market is "unconcentrated" under the DOJ/FTC Merger Guidelines. See Ninth Cable Competition Report, 17 FCC Rcd. at 26958.

to 'launch' new content into the multichannel environment."(128) In one form or another, this argument has been considered and rejected by the Commission a number of times.(129)

         Simply put, DIRECTV does not have a large enough share of the MVPD market to foreclose an unaffiliated programmer, because such programmers would still be able to sell to MVPDs serving 87% of subscribers nationwide. Moreover, such a strategy would only hurt DIRECTV by reducing the attractiveness of its channel lineup. Even when this issue has arisen in the context of an MVPD with much higher market share - as in EchoStar/Hughes where the combined market share would have been 20% - the Commission concluded that the transaction would not create purchasing market power over national or regional programmers.(130) Because "[t]wenty percent is well below levels of concentration at which the Commission historically has had cause for concern,"(131) DIRECTV's 13% market share should be dispositive.

         EchoStar similarly asserts that DIRECTV would have reduced incentives to take on new start-up programming unaffiliated with News Corp. and therefore will raise

____________________

(128) CDD Petition at 3. Cablevision and CDD also claim that News Corp.'s allegedly enhanced leverage in retransmission consent negotiations - which they assert will enable News Corp. to demand carriage of additional programming services - will harm unaffiliated programming services. Cablevision Comments at 15; CDD Petition at 3. As discussed above, however, the transaction will not enhance News Corp.'s retransmission consent power. Thus, their complaint is unfounded. Further, MVPDs are continuously upgrading their systems, expanding their channel capacity and enabling carriage of additional programming services.

(129) See, e.g., Cable Horizontal Limits Order, 14 FCC Rcd. at 19119 (finding that a 30% nationwide cap on cable subscribers would be sufficient to prevent any abuse of market power against unaffiliated programmers); AT&T/Comcast, 17 FCC Rcd. at 23266 (in the case of an MVPD with a 28.9% share of the national MVPD market, attempted foreclosure would fail because 70% of the MVPD market would still be available to unaffiliated programmers).

(130)   See EchoStar/Hughes, 17 FCC Rcd. at 20655.

(131)   Id.

additional barriers to entry for new programming.(132) Apart from being untrue, it is ironic that EchoStar would make such an assertion, since it has the same national footprint as DIRECTV and more DBS capacity with which to accommodate start-up and niche programming, and previously had News Corp. as a 32% investor. NRTC asserts that, with control over one of two MVPDs in uncabled areas, News Corp. would gain "the equivalent of monopoly power over content" in those areas.(133) NRTC has ignored that EchoStar is also available in uncabled areas, providing an alternative distribution pipeline
- and one with more capacity - for programmers and thereby precluding any possibility of "monopoly." Indeed, any refusal to carry programming valued by customers could only work to the advantage of EchoStar and other MVPD competitors - and to the disadvantage of DIRECTV

         F. It Would Be Economically Irrational for News Corp. to Attempt to Use Its Other Assets to Disadvantage Rival Programmers or MVPDs.

         Some Commenters contend that, as a result of this transaction, News Corp. will have the ability and incentive to leverage its 42.9% ownership interest in Gemstar International, Inc. ("Gemstar"), a provider of electronic programming guides ("EPGs"), its 79% percent equity interest in NDS Group plc ("NDS"), a supplier of digital pay-TV solutions, or its partial interest in Hughes' 80.1% interest in PanAmSat Corporation ("PanAmSat"), a fixed-satellite services provider, in order to engage in a number of posited anti-competitive activities.(134) As demonstrated below, none of these speculative

_____________________

(132)   EchoStar Petition at 39.

(133)   NRTC Petition at 14.

(134) See, e.g., Cablevision Comments at 20-22; EchoStar Petition at 25; NRTC Petition at 14-15; NAB Comments at 20. CDD also asserts that the "relationship" between News Corp. and Liberty Media will somehow impact the interactive television marketplace. CDD Petition at 4. CDD does not explain what would allegedly occur or how this transaction is remotely relevant to its unspecified concern about interactive television.

harms provides a basis for denying the Application (or for imposing regulatory conditions).

         As an initial matter, the Commission concluded in AT&T/MediaOne that concerns relating to the EPG marketplace are more appropriately addressed in a general, industry-wide, rulemaking:

         Under our general rulemaking authority, in order to promote consumer choice, we have committed to "monitor developments with respect to the availability of electronic programming guides to determine whether any action is appropriate in the future." Therefore, to the extent that evidence accrues that demonstrates the necessity of Commission action in the EPG market, we will consider it at that time.9135)

Thus, the Commission has made clear that an individual transfer application would not be the proper forum in which to address EPG-specific issues. The same considerations hold true for related technology platforms such as NDS.

         In any event, virtually all of the concerns raised by the Commenters
(1) in no way arise from the instant transaction (and, thus, are not relevant to this proceeding), and (2) are wholly speculative because they lack the requisite evidentiary basis to satisfy the legal burden on those opposing the grant of transfer-of-control applications.(136)

         Specifically, Cablevision hypothesizes that "News Corp. could use its increased leverage in retransmission consent negotiations with Cablevision and R/L DBS to force

_____________________

(135)   AT&T/MediaOne, 15 FCC Rcd. at 9858.

(136)   See 47 U.S.C.ss.309(d).

them to carry the Gemstar EPG."(137) But the fact is, News Corp.'s interest in this technology platform already exists, and is not altered in any way by the proposed transaction. In other words, without regard to this transaction, News Corp. could attempt to use retransmission consent rights today to promote the use of the Gemstar EPG over cable and satellite MVPDs, if such a strategy made economic sense.(138) Moreover, for the reasons discussed extensively above, a threat to withdraw retransmission consent from up to 87% of the MVPD marketplace and instead rely entirely on DIRECTV - which today serves only 13% of MVPD subscribers - simply would not be credible.(139)

         Indeed, as noted in the Application, the Commission's decision in AT&T/MediaOne established the general proposition that an MVPD with less than 30% of MVPD subscribers would not have the ability to use a commonly-owned EPG

____________________

(137) Cablevision Comments at 21. See also EchoStar Petition at 25 ("News Corp. could demand, for example, that EchoStar carry the latest Fox network, or lose the ability to implement an EPG.").

(138) It is a well-established Commission policy that the focus of its transfer proceedings is limited to issues causally linked to the specific transaction itself. See, e.g., AT&T/TCI, 14 FCC Rcd. at 3207 ("We further conclude that the open access issues would remain equally meritorious (or non-meritorious) if the merger were not to occur."); id. at 3180-81 (noting that "parties have not demonstrated that the merger provides a basis for imposing restrictions").

(139) Similarly, Commenters argue that News Corp. could use the Gemstar EPG to steer customers away from unaffiliated MVPDs to DIRECTV, for example, in the case where carriage negotiations have broken down and a News Corp.-affiliated programming service is no longer being carried by the competing MVPD. See, e.g., Joint Cable Comments at 48; EchoStar Petition at 24-25. Again, however, this possibility has no causal link to this transaction: today, if News Corp. were unable to secure carriage for its programming services on a cable system, it would have every incentive to make consumers served by the cable system aware that its offerings are available from a rival MVPD.

to disadvantage other MVPDs, other programmers, or other EPG providers.(140) The Commenters have made no attempt to dispute that Commission finding. Accordingly, it is clear that this transaction will have no such adverse consequences.(141)

         For similar reasons, News Corp.'s proposed indirect ownership interest in PanAmSat poses no competitive concerns. NRTC contends that, once News Corp. acquires an interest in PanAmSat, it will "manipulate" the prices paid by competitors for video distribution backhaul.(142) The Commission essentially addressed this same contention in the EchoStar/Hughes merger proceeding and rejected it, concluding that PanAmSat's market position was such that any anti-competitive schemes were "unlikely to occur and even more unlikely to succeed."(143) PanAmSat's market position is substantially the same now as it was eight months ago, and the Commission's findings are still valid. News Corp.'s indirect ownership interest in PanAmSat will not adversely affect the FSS market for video backhaul.

         G. Significant Structural Checks Will Also Preclude Potential Foreclosure Strategies.

         Each of the vertical foreclosure theories described above depends in one way or another on the proposition that Hughes will put the interests of News Corp. - a 34%

_______________

(140) See AT&T/MediaOne, 15 FCC Rcd. at 9857 ("[W]e note that the divestiture requirement limits AT&T's size and ensures that other MVPDs will provide sufficient alternative outlets for unaffiliated content providers."); see also Application at 66-67.

(141)   CDD makes similar arguments with respect to NDS. See CDD Petition at
        4. Just as rival EPGs can find many outlets other than DIRECTV, so too can rival conditional access providers. It is interesting to note that EchoStar has for years had a 50% ownership interest in Nagrastar LLC, a joint venture that provides conditional access technology used by EchoStar and other MVPDs, yet no party has alleged any anti-competitive effect from this relationship.

(142)   NRTC Petition at 14.

(143)   EchoStar/Hughes, 17 FCC Rcd. at 20659.

shareholder - above its own. This is simply not plausible, given the separate interests of the remaining 66% shareholders and the corporate governance mechanisms that are in place, bolstered by corporate and securities law. As set forth in the Application:

         Hughes' post transaction By-Laws will charge the Audit Committee, composed of independent members of the Hughes board of directors, with reviewing and approving transactions between Hughes and related parties such as News Corp. Accordingly, any programming contract between DIRECTV and a News Corp. programming affiliate would be subject to such review and approval as determined by the Audit Committee in accordance with its fiduciary duties to ensure that such contract is on arms' length terms. This corporate governance mechanism is intended to ensure that any pricing or other strategy will not benefit another party through an interested transaction at the expense of Hughes.(144)

         A few Commenters assert that, despite the corporate governance provisions discussed above, News Corp. will be able to force Hughes to act against its own interests and the interests of Hughes' other shareholders. In particular, the Joint Cable Commenters argue that "neither the safeguards News Corp. mentions nor the provisions of applicable law are adequate to ensure that News Corp. does not take advantage of its position as the controlling shareholder of Hughes in connection with transactions entered into by the two parties."(145) In support of their general disparagement of Hughes' corporate governance mechanisms and the inadequacies of corporate and securities law to protect the rights of minority shareholders, the Joint Cable Commenters include an affidavit by Professor Lynn A. Stout.(146) As set forth in the attached Affidavit of Professor Lawrence A. Hamermesh, however, the Stout Affidavit is inaccurate in a

____________________

(144)   Application at 58.

(145)   Joint Cable Comments at 63. See also EchoStar Petition at 63.

(146) Joint Cable Comments, Exh. B (Affidavit of Lynn A. Stout) ("Stout Affidavit").

number of material respects.(147) Professor Hamermesh, a corporate and securities law professor at Widener University School of Law, and a former partner at a leading Delaware firm that specializes in corporate law, explains why:

         The governance arrangements and legal requirements applicable to Hughes in the contemplated transaction are well designed to ensure the participation of directors who will be meaningfully and reliably independent of News Corp. in bargaining effectively and on an arm's length basis with respect to any transaction between News Corp. or any of its affiliates, on one hand, and Hughes or any of its subsidiaries, on the other.(148)

         As an initial matter, the Joint Commenters disregard the requirement that this transaction must be approved by the current shareholders of GM's "Class H" tracking stock as well as by the holders of GM's $1 2/3 common stock. Obviously, if the Joint Cable Commenters' concerns were at all valid, these shareholders would likely not approve the transaction. This fact alone illustrates the implausibility of the Commenters' assertions.

         Moreover, the corporate protections described in the Application, Delaware corporate law, and a number of securities laws requirements that the Joint Cable Commenters conveniently ignore, together with the vote of the shareholders described above, are more than adequate to address any concerns that may exist with respect to the possibility of News Corp. "forcing" DIRECTV to accept programming on unfair terms.

         The Joint Cable Commenters are correct that the Hughes By-Laws do not delineate specific related party transactions that the Hughes Audit Committee

____________________

(147) See generally Affidavit of Professor Lawrence A. Hamermesh ("Hamermesh Affidavit"), attached hereto as Exhibit C.

(148)   Id. atP. 11.

must review.(149) What they fail to acknowledge, however, is that all related party transactions are within the purview of the Audit Committee. That is a strength of the By-Laws, not a weakness. It provides Hughes great flexibility to respond to changing conditions and areas of concern that could not have been identified when the By-Laws were adopted. Specifically, the By-Laws provide the Audit Committee - comprised of at least three independent Directors - with "sole authority to review, consider and pass upon" related party transactions.(150) Indeed, no such transaction may be effected by Hughes unless it has been approved by the Audit Committee.(151) In short, the By-Laws provide the Audit Committee with a far-reaching set of powers to review and approve ANY PROPOSED TRANSACTIONS OF ANY SIZE WITH ANY INTERESTED PARTY.

         The Joint Cable Commenters next assert that the Audit Committee may not understand programming matters as well as News Corp., and that it is "impractical" to expect the Directors on the Audit Committee to "parse the complicated programming contracts" with News Corp.(152) Even assuming this to be true (which it is not), the By-Laws provide the Audit Committee with authority to (1) "retain counsel and consultants to assist it in carrying out its responsibilities," (2) utilize internal subject matter experts, including at DIRECTV, and (3) engage advisors to assist in its review of related party

____________________

(149)   Joint Cable Comments at 59.

(150) Hughes Electronics Corporation Amended and Restated By-Laws ("Hughes By-Laws"), Article III, Section 3(d) (emphasis added). A copy of the Hughes By-Laws is attached as Appendix C to the preliminary materials filed by GM, Hughes, and News Corp. with the SEC on June 5, 2003. As such, the Hughes By-Laws will be attached to the disclosure document to be mailed to holders of GMH tracking stock in connection with their consideration of the transactions.

(151)   Id. See also Hamermesh Affidavit atP. 7.

(152)   Joint Cable Comments at 61.

transactions.(153) It is absurd to imply - particularly in this era of heightened sensitivity to director responsibilities - that Directors with fiduciary obligations to all stockholders and liability under securities laws would not avail themselves of expert advice where needed to assist them in evaluating complex programming transactions, particularly transactions that will be publicly disclosed in periodic filings at the SEC.(154)

         The Joint Cable Commenters also ignore the fact that, as a public company, Hughes is subject to extensive disclosure obligations under federal securities law, including obligations to disclose the existence of related party transactions. For these and other reasons discussed by Professor Hamermesh, it is unrealistic to expect that such transactions could be effected without detection.(155) The Joint Cable Commenters' assertion that minority shareholders cannot be expected to detect the existence of related party transactions between News Corp. and DIRECTV is thus simply not credible.(156)

         The Joint Cable Commenters note that, under Delaware corporate law, approval by independent Directors is not the last line of defense against unfair transactions with a large shareholder, because even independent Directors are at risk of being replaced by influential shareholders.(157) In this case, however, News Corp.'s ability to "replace"

____________________

(153)   Hughes By-Laws, Article III, Sections 3(b), (e).

(154) The Joint Cable Commenters' assertions as to the lack of capability and effectiveness of post-transaction Hughes' independent directors also flies in the face of the emphasis placed on independent directors in many of the recent corporate governance reforms, such as the Sarbanes Oxley Act, the published rules of the Security and Exchange Commission ("SEC") and the proposed rules of the New York Stock Exchange ("NYSE"). Each of the Hughes independent directors will meet all of the criteria for "independent" directors established by the SEC and the NYSE.

(155)   Hamermesh Affidavit at P. 11.

(156)   Joint Cable Comments at 63.

(157)   Id. at 62-63.

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

directors is significantly constrained(158) and News Corp. will by no means be the only "influential shareholder" in Hughes.

         Indeed, the rights of other Hughes shareholders will serve as the final "check" on transactions between Hughes and News Corp. These are sophisticated and financially secure entities, each of whom possesses "the resources [and] inclination to undertake the litigation necessary to establish a breach of duty"(160) in the event of self-dealing. Moreover, individual aggrieved shareholders have well-established remedies if they have reason to believe that the companies are not dealing on an arm's-length basis.(161) In addition, Delaware law contains powerful incentives against shareholders engaging in non-arm's length transactions. Among other things, as the Stout Affidavit acknowledges, Delaware law puts the burden of proof on the defendant, not the plaintiff, to establish "fair price" in suits with respect to interested party transactions.(162)

_____________________

(158)   Hamermesh Affidavit at P. P. 8-9.

(159) Id. at P. 11. A majority of GM Class H shares are currently owned or voted by over a dozen institutional investors and investment managers who manage hundreds of billions of dollars of assets in the aggregate, including: US Trust, Southeastern Asset Management, PRIMECAP, State Street, Oppenheimer, Capital International, Harris Associates, Bank of America, ING Furman Selz, Legg Mason and Barclays. Further, of these shareholders, US Trust, as trustee under various GM benefit plans, will have voting power with respect to approximately 20% of the outstanding shares of Hughes upon completion of the transaction - a sizeable enough block to act as a significant counterweight to News Corp.'s voting block.

(160)   Joint Cable Comments at 63.

(161)   Hamermesh Affidavit at P. P. 10-11.

(162) Stout Affidavit atP. 14. Indeed, it has been said that "the standard of entire fairness is so exacting [that] the determination of the appropriate standard of judicial review frequently is determinative of the outcome." Marvel Entm't Group, Inc. v. Mafco Holding, Inc., 273 B.R. 58, 78 (D. Del. 2002) (citation omitted).

         There exists yet another set of checks on News Corp.'s ability to self-deal, which is ignored by the Joint Cable Commenters. The indebtedness documents of DIRECTV with respect to a $1.675 billion credit facility and $1.4 billion of public debt contain specific provisions that restrict related party transactions. Those provisions require that any related party transaction be on an "arm's length" basis, and that, subject to limited exceptions, transactions over a certain dollar amount (e.g., $100 million) require the opinion of an independent financial advisor as to its fairness.(163) Further, subject to limited exceptions, transactions over certain dollar amounts must be supported by fairness opinions and approved by independent directors.(164) The serious consequences arising from breaching such covenants provide powerful incentives for the Hughes Board of Directors to scrutinize carefully any related party transactions.

         The same kinds of considerations preventing News Corp. from self-dealing at the expense of Hughes also apply with respect to many of News Corp.'s programming interests. As described in Attachment F to the Narrative Application, News Corp. is only a minority shareholder in many of its programming networks. The majority owner of each of these networks is either Comcast or Cablevision's affiliate Rainbow - parties that are more than capable of protecting their own interests.(165) Other News Corp. networks

____________________

(163) Section 9.07 of Credit Agreement, dated as of March 6, 2003, among DIRECTV Holdings LLC and various lenders; Section 4.11 of Indenture, dated as of February 28, 2003, among DIRECTV Holdings LLC, DIRECTV Financing Co., Inc., and the Bank of New York as Trustee (attached, respectively, as Exhibits 10.2 and 4.1 to the Hughes Electronics Corp., Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, SEC Form 10-Q (May 8, 2003) available at http:/www.sec.gov/Archives/edgar/data/944868/000095016803001624/
        0000950168-03-001624-index.htm).

(164)   Id.

(165)   See Application at Attachment F.

have sophisticated co-owners, such as Scripps-Howard, Adelphia, Cox, and the National Geographic Society.(166) With respect to these networks, News Corp. has fiduciary obligations to the minority shareholders - obligations that those shareholders will not hesitate to enforce.

         In the end, then, the Commenters' concerns about self-dealing between News Corp. and Hughes are addressed by existing corporate governance and legal requirements. Even if it made economic sense for News Corp. to try to force its sophisticated partners to act against their self-interests (which is not the case), such a strategy would not work. For this reason, among many others, the vertical foreclosure strategies posited by the Commenters are simply not plausible.

         H. The Program Access Rules, the Applicants' Voluntary Undertakings, and the Retransmission Consent Rules Provide an Effective Prophylactic Back-Stop.

         Even if the entire preceding discussion were wrong, and a vertical foreclosure strategy were otherwise plausible, post-transaction the parties would be constrained by not only the program access rules that currently apply, but by their program access undertakings as well. Contrary to some Commenters' objections,(167) these provisions are quite capable of constraining vertical foreclosure strategies - a conclusion the Commission has reached on many occasions.

         First, all News Corp. satellite cable programming is currently subject to the program access rules because of Liberty's interest in News Corp. (and, in some cases, because of direct interests in those services held by Liberty or another cable operator).

____________________

(166)   Id. at Exh.10.2, Section 9.07 of Credit Agreement.

(167) See Cablevision Comments at 27-30; EchoStar Petition at 64-65; NRTC Petition at 20.

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

Even if at some point in the future those rules were to become inapplicable to News Corp., Applicants have agreed to be regulated as if they continued to be applicable with respect to Fox cable programming. Indeed, in some respects, Applicants' voluntary undertakings go further than the program access rules, because they not only constrain the Applicants with respect to programming in which they hold in interest, but also constrain the Applicants with respect to programmers that hold an interest in them.(168) While there are good arguments that these constraints need not apply to a programmer partially integrated with an MVPD with a 13% share of the market, there is certainly no need, as some Commenters suggest, to regulate DIRECTV more heavily than incumbent cable operators in this respect.

         Moreover, the retransmission consent rules - which (1) prohibit exclusivity, (2) require "good faith" negotiation, and (3) allow price differentiation only in response to "competitive marketplace considerations" (explicitly not including anti-competitive foreclosure) - constrain any foreclosure strategy involving broadcast programming. As discussed above in
Section II of this Reply, these rules significantly constrain Fox O&Os' ability to withhold, or discriminatorily raise the price of, their broadcast signals.

         All of the foreclosure strategies envisioned by Commenters assume that either the Commission's rules are totally ineffectual, or that News Corp. would simply violate those rules without being discovered.(169) Neither of those assumptions is credible. The Commission has consistently concluded that the program access and retransmission

____________________

(168) See Application at 61-62. Thus, for example, under the voluntary commitments, DIRECTV cannot enter into an exclusive contract with Liberty, because Liberty is affiliated with News Corp.

(169) See ACA Comments at 19-20; Cablevision Comments at 4; Joint Cable Comments at 64-65.

consent rules are effective to prevent abuses,(170) and it has demonstrated its willingness to enforce those rules. Since foreclosure would necessarily involve raising prices and/or denying programming to MVPDs, it is not possible that News Corp.'s activities could go undetected. Moreover, if there really is a systemic flaw in the rules, the remedy is not to impose conditions solely on one party and not on others. Instead, the Commission should do what it historically has done in similar cases - conduct a rulemaking and, if appropriate, adopt a rule of general applicability that would ensure that no party can undermine the rules' objectives.(171)

II.      THE OTHER CONCERNS RAISED BY THE COMMENTERS ALSO LACK MERIT.

         Apart from the various vertical foreclosure strategies discussed above, the Commenters present a hodgepodge of reasons why they believe the transaction will disserve the public interest. Many of these makeweight arguments are obviously frivolous or irrelevant. If the Commission is to advance its goal of moving away from a world in which a transfer of control proceeding is an "opportunity to import any and every concern one has with the
.. . . parties [and for] regulators [to] use the parties' desire to merge as a chance to grind every ax,"(172) these arguments must be rejected.

_____________________

(170) See, e.g., MCIT/EchoStar, 16 FCC Rcd. at 21622. The Commission observed last year that "because the program access provisions, and the prohibition on exclusivity in particular, have been in effect since 1992, there is little direct evidence of anticompetitive foreclosure of access to vertically integrated [cable] programming." Exclusivity Sunset Order, 17 FCC Rcd. at 12135.

(171) This, in fact, is the conclusion stated by the Joint Cable Commenters' expert, Dr. Rogerson. See Rogerson Report at 31-32 ("to make its rules consistent, the Commission should extend its non-discrimination rules to apply more generally to any cable network programmer or local broadcast station that is vertically integrated with any MVPD").

(172) "Letting Go of the Bike: A Holiday Parable on Communications Mergers in a Season of Competition," Remarks of FCC Commissioner Michael K. Powell before the Practicing Law Institute, Dec. 10, 1998 (available at http://www.fcc.gov/Speeches/Powell/spmkp820.html).

         A. Bypassing the FOX Television Network Affiliates Would Be Against News Corp.'s Self Interest.

         NAB argues that News Corp.'s interest in DIRECTV would give News
Corp. an incentive to "bypass" the FOX network of television affiliates and deliver FOX network programming by means of a national satellite feed.(173) NAB contends that, to preclude such action, the Commission should impose a condition on the transaction that prohibits DIRECTV from "transmitting an analog or digital Fox network feed in any market currently served by a Fox local affiliate."(174)

         The bypass scenario painted by the NAB makes no sense. First, were such a strategy plausible, News Corp. could implement it now, and contract with DIRECTV to obtain the benefits of any increased subscribership.(175) Indeed, FOX already has a national feed, Fox Net. But it offers Fox Net only in areas where cable systems are unable to receive an over-the-air signal from a FOX affiliate.(176) It does not offer Fox Net to bypass affiliates for the simple reason that News Corp. gains much more from its broadcast affiliation system - which reaches nearly 100% of the country - than it ever could possibly gain through a bypass business model based on DIRECTV's 13% MVPD market share.

____________________

(173) NAB Comments at 15-20. NRTC makes a similar argument. See NRTC Petition at 9, 15-16.

(174)   NAB Comments at 25.

(175)   See supra Section I.B for discussion of vertical contracting.

(176) Indeed, Fox Net agreements with cable operators stipulate that, at such a time as a cable system can receive a copyright-free, over-the-air signal from a Fox station that meets FCC signal quality standards, the cable system is no longer eligible to receive Fox Net. Fox Net works with the cable systems and the Fox stations to make sure that enough notice is provided to cable customers during this type of transition.

         Second, the Commission's "carry one, carry all" regime enables affiliates to elect "must carry" status and would entitle any affiliate to carriage unless DIRECTV were willing to forego offering any local-into-local package in a given market, and thereby place itself at a significant competitive disadvantage to both cable and EchoStar. Thus, as a practical matter, News Corp. has no ability to bypass its affiliates even assuming (contrary to fact) that it had an incentive to do so.

         Third, NAB's "analysis" of FOX's alleged incentives to bypass makes no attempt to demonstrate that a bypass strategy would, in fact, be profitable and therefore economically rational. It proffers only a declaration by Gregory Sidak, which it characterizes as concluding that "the profits to be gained from such a bypass may exceed the profits to be gained from retransmission."(177) This conclusion is wholly unsubstantiated, because Mr. Sidak does not attempt to quantify those profits for News Corp. in any meaningful way. In addition, as the Lexecon Report observes:

         But Mr. Sidak's claim must be dismissed because it is based on his implicit - and unwarranted - assumption that News Corp. derives no value from having a national network of affiliates. Furthermore, if Mr. Sidak's claim were valid (and it is not), News Corp. would have an incentive today to "bypass" its affiliates by entering into a contract with DIRECTV to provide FOX programming in all or selected areas only by national feed.(178)

         Fourth, NAB's argument ignores the massive costs to News Corp. associated with such a bypass strategy. FOX reaches approximately 54% of TV households through its non-owned affiliates. This reach, combined with that of Fox O&Os, permits FOX, like the other major networks, to offer advertisers exposure that cannot even be approached

____________________

(177)   NAB Comments at 18 (emphasis added).

(178)   Lexecon Report at 14.

by any other single video delivery system. Clearly, a bypass strategy would undermine the value of FOX as a national advertising medium.(179) It would also reduce the value of a FOX affiliation - thus risking the loss of the most valued affiliates to other networks. In sum, there is no reason to believe that News Corp. will bypass FOX network affiliates via DIRECTV, and therefore no need for a condition of the sort requested by NAB.

         B. The Commission Should Reject Calls for a Broadcast-DBS Cross Ownership Ban.

         NRTC argues that this transaction will diminish viewpoint and program diversity, particularly in rural areas. It bases this argument on the claim that the Commission has identified DBS both as a "voice" for purposes of viewpoint diversity and as a significant competitor to local broadcasters. On this basis, it asserts that the Commission must consider subjecting DBS operators to cross-ownership regulation.(180) There is no merit to this argument.

         A broadcast-DBS cross-ownership prohibition would be contrary to more than two decades of DBS regulation. Since the creation of DBS in 1982, the Commission repeatedly has considered and rejected the imposition of even cable-DBS cross-ownership prohibitions, which present more obvious competitive issues than does broadcast-DBS cross-ownership.(181)

_____________________

(179) As discussed above, premium advertising rates presuppose a truly "national" programming reach. See supra Section I.D.1.

(180)   NRTC Petition at 10-11.

(181) See, e.g., Policies and Rules for the Direct Broadcast Satellite Service, 17 FCC Rcd. 11331, 11394-95 (2002). NRTC has not even alleged that the two prior cases of DBS-broadcast cross ownership - involving EchoStar/News Corp. and USSB/Hubbard Broadcasting - had any anti-competitive impact whatsoever.

         A broadcast-DBS cross-ownership ban also would be contrary to recent trends in media ownership regulation. Until relatively recently, the Commission had rules restricting the common ownership of cable systems and broadcast networks and barring the ownership of cable systems and broadcast television stations serving a common market. But these provisions have been repealed by Congress or thrown out by the courts.(182) Given these actions, and the much smaller share of the MVPD market held by DBS operators, there is surely no basis for imposing cross-ownership restrictions in the context of this proceeding.

         NRTC nevertheless claims that "consumers will lose one of the voices contributing to viewpoint diversity in all markets where DIRECTV provides DBS service and Fox provides over-the-air broadcast service."(183) NRTC further claims that the effect will be greatest in smaller markets.(184) To the contrary, this effect will be non-existent in smaller local markets, and trivial (at most) in larger ones.(185)

_____________________

(182) As part of the Telecommunications Act of 1996, Congress directed the Commission to revise its rules to eliminate the few remaining regulatory limits on cable system/broadcast network cross-ownership. Telecommunications Act of 1996, Section 202(f). Similarly, a federal court of appeals vacated the Commission regulation that had precluded common ownership of a cable system and a broadcast station. In deciding to vacate rather than remand the ban, the court characterized the Commission's attempts to retain the rule as "a hopeless cause." Fox Television Stations, Inc. v. FCC, 280 F.3d 1027, 1053 (D.C. Cir.
        2002), reh'g granted on other grounds, 293 F.3d 537 (D. C. Cir. 2002). In accordance with this decision, the Commission subsequently repealed its rule. In the Matter of 1998 Biennial Regulatory Review--Review of the Commission's Broadcast Ownership Rules and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996, 18 FCC Rcd. 3002 (2003).

(183)   NRTC Petition at 11.

(184)   Id. at 12.

(185) In analyzing viewpoint diversity, the Commission has concluded that the relevant geographic market is local, not national. See, e.g., 2002 Biennial Regulatory Review - Review of the Commission's Broadcast Ownership Rules and Other Rules Adopted Pursuant to Section 202 of the Telecommunications Act of 1996, 17 FCC Rcd. 18503, 18545 (2002) (noting 1984 determination that "a national rule is irrelevant to the number of diverse viewpoints in a particular community").

         In smaller markets - the primary focus of NRTC's complaint - Fox has no O&O stations, and this transaction will therefore have no effect at all on the number of voices.(186) In larger markets, where Fox owns a local broadcast station, this transaction's effect on viewpoint diversity will be, at most, marginal. In such markets there generally are a wealth of media voices. The number of MVPD providers in each market will remain the same post-transaction. Accordingly, there is no basis for NRTC's proposed broadcast-DBS cross-ownership ban.

         C. News Corp.'s Proposed Interest in DIRECTV Complies With Laws Relating to Foreign Investment in U.S.-Licensed DBS Services.

         In 1999, EchoStar sought and received Commission consent to a transaction in which News Corp. acquired a 32% equity interest in EchoStar's DBS business.(187) Alone among the Commenters, however, EchoStar now claims that News Corp.'s proposed 34% equity investment in the parent company of EchoStar's DBS competitor is contrary to law and Commission policy - the same law and policy that existed when EchoStar requested consent for its own transaction with News Corp. Specifically, EchoStar contends that the transfer of DIRECTV fails to satisfy the "effective competitive opportunities" for satellite analysis ("ECO-Sat"), which is the test employed by the

_____________________

(186) NRTC also claims that DIRECTV will have less incentive to provide local-into-local service in areas in which FOX has no affiliated station. NRTC Petition at 15. Of course, the necessary implication of that argument is that FOX will have a greater incentive to increase DIRECTV's local-into-local coverage from the approximately 100 DMAs currently announced to all 169 DMAs in which FOX affiliates operate. More fundamentally, whether or not FOX has a local affiliate in a particular market has no bearing on DIRECTV's incentive to provide local-into-local service in order to meet the competitive challenges of cable and EchoStar.

(187) MCIT/EchoStar, 16 FCC Rcd. at 21611. News Corp. has since divested this interest in EchoStar.

Commission to determine whether entry into the U.S. market by a foreign-licensed DBS, DTH or digital audio radio satellite ("DARS") system serves the public interest.(188) The ECO-Sat test, however, is wholly rrelevant to this transfer proceeding.

         EchoStar acknowledges, as it must, that News Corp.'s investment in Hughes complies with the foreign ownership restrictions of Section 310(b) of the Communications Act.(189) The Commission has consistently held that Section 310(b), which, by its terms, applies to certain aeronautical, broadcast, and common carrier radio licenses, does not apply to subscription-based DBS services like DIRECTV's.(190)

         Finding no statute or rule to restrict News Corp.'s proposed investment in Hughes, EchoStar requests that the Commission apply its ECO-Sat analysis, "at least by analogy," to this transaction.(191) This test, however, applies only to parties "requesting authority to operate with a non-U.S. licensed space station to serve the United States."(192) By its terms, it does not apply to foreign investments in U.S.-licensed DBS providers.

_____________________

(188) EchoStar Petition at 46. See Amendment of the Commission's Regulatory Policies to Allow Non-U.S. Licensed Space Stations to Provide Domestic and International Satellite Service in the United States, 12 FCC Rcd. 24094, 24136 (1997) ("DISCO II").

(189)   EchoStar Petition at 46.

(190)   See, e.g., MCI Telecomms. Corp., 11 FCC Rcd. 16275, 16283 (Int'l Bur.
        1996), aff'd, 14 FCC Rcd. 11077, 11082 (1999). The Commission
        confirmed this holding just one year ago, when it eliminated Section
        100.11 (foreign ownership) from its DBS rules. Policies and Rules for the Direct Broadcast Satellite Service, 17 FCC Rcd. 11331, 11347
        (2002) ("June 2002 DBS Order").

(191)   EchoStar Petition at 46.

(192) 47 C.F.R.ss.25.137(a) (emphasis added); DISCO II, 12 FCC Rcd. at 24136 ("We will apply the ECO-Sat test to requests involving provision of DTH, DBS and DARS by non-U.S. satellites") (emphasis added).

Accordingly, the Commission has repeatedly approved foreign investment in U.S. DBS and DARS licensees without employing an ECO-Sat analysis.(193)

         Nor would application of the ECO-Sat test to U.S.-licensed systems make any sense as a matter of policy. The Commission has held that "there is no public policy justification for imposing foreign ownership restrictions on DBS providers," in part because such restrictions would prevent DBS from achieving "a more equal regulatory basis with cable," which is not subject to any foreign ownership restrictions.(194) An ECO-Sat review of U.S. licensed DBS systems, perversely, could place DBS operators at a competitive disadvantage to incumbent cable competitors.

           In short, EchoStar's request that the Commission subject News Corp.'s interest in Hughes to an ECO-Sat test is contrary to law, policy, precedent, and EchoStar's own prior conduct. The transaction fully complies with the law with respect to foreign investment in U.S. licensed DBS systems and should be approved.

         D. BSkyB's Operations in the United Kingdom Provide No Basis For Rejecting the Proposed Transaction or Subjecting It to Regulatory Conditions.

_____________________

(193) See generally MCIT/EchoStar, 16 FCC Rcd 21608; MCI Communications Corporation and British Telecommunications plc, 12 FCC Rcd. 15351
        (1997) (consenting to the acquisition of control of MCI's DBS system by British Telecom, a U.K. company); Sirius Satellite Radio, Inc., 16 FCC Rcd. 21458 (2001), aff'd Primosphere Limited Partnership v. FCC, No. 01-1526, Memorandum (D.C. Cir.) (rel. Feb. 21, 2003) (permitting unrestricted foreign ownership of Sirius Satellite Radio Inc., a U.S. DARS licensee).

(194) June 2002 DBS Order, 17 FCC Rcd. at 11348. The Commission has declined to limit foreign ownership of cable operators because such a limit would unnecessarily limit cable's access to capital. See Amendment of Parts 76 and 78 of the Commission's Rules to Adopt General Citizenship Requirements for Operation of Cable Television Systems and for Grant of Station Licensees in the Cable Television Relay Service, 77 F.C.C.2d 73, 78, 81 (1980) (rejecting foreign ownership restrictions on cable operators and noting Commission previously considered and rejected such restrictions). The same policy considerations surely hold true for DBS.

         Several parties contend that News Corp.'s experiences in the United Kingdom should have some bearing on this proceeding.(195) In particular, both EchoStar and the Joint Cable Commenters assert that News Corp.'s operation of BSkyB offers a "preview of what can be expected in the U.S."(196) As an initial matter, if indeed BSkyB's U.K. service - a fully digital, interactive service with a host of features not yet available in the United States - is a preview of what we can expect in the United States, American consumers should be thrilled.

         In any event, claims of alleged malfeasance overseas - not even established in this case - are simply irrelevant here. And EchoStar, at least, should know that. The Commission already has determined - in a proceeding approving a News Corp. investment in EchoStar - that complaints about BSkyB's U.K. operations have no relevance to the Commission's regulation of an investment by News Corp. in a U.S. DBS licensee.(197)

         Notwithstanding its direct experience in this area, EchoStar now argues that the regulatory history of BSkyB is relevant here. The Commission determined four years ago that it is not. And that determination is equally appropriate here, particularly in light of the Applicants' voluntary program access undertakings.(198)

____________________

(195) See Joint Cable Comments at 49-54; EchoStar Petition at 26-30. See also CDD Petition at 6.

(196)   EchoStar Petition at 26. See also Joint Cable Comments at 49-50.

(197) See MCIT/EchoStar, 16 FCC Rcd. at 21621. As EchoStar (and the Joint Cable Commenters) concede, the ultimate outcome of the U.K. proceedings was a determination that BSkyB had not violated U.K. competition law. See EchoStar Petition at 30; Joint Cable Comments at 54.

(198) MCIT/EchoStar, 16 FCC Rcd. at 21621 (rejecting request for program access condition based on finding that existing rules were sufficient to address any concerns regarding anti-competitive behavior by vertically integrated MVPDs in the United States).

         Finally, EchoStar asserts that News Corp. should be subject to certain conditions imposed on BSkyB in 1996 regarding prior approval of rate cards, channel unbundling, the submission of various accounts, and its control of proprietary encryption technology.(199) The Commission has not imposed such conditions on any vertically integrated MVPD (including cable operators with far greater market shares than DIRECTV), and EchoStar provides no support for its request. It is interesting to note that EchoStar saw no need to subject itself to similar restrictions in 1999. In any event, the Commission should reject EchoStar's attempt to saddle its competitor with unwarranted conditions.

         E. This Proceeding is Not the Proper Forum to Re-Litigate Broader Policy Questions or Unrelated Disputes Over Carriage.

         A handful of parties seek to use this proceeding to argue various questions regarding DIRECTV's carriage obligations for broadcast television stations. All of these allegations are without merit, and all of these questions are already being considered by the Commission in unrelated proceedings. There is certainly no basis to re-litigate them here.(200)

_____________________

(199) See EchoStar Petition at 67. Similarly, CDD insists that the FCC "must fully explore" the conditions recently imposed by the European Commission on News Corp. in connection with its acquisition of two pay television providers in Italy. See CDD Petition at 7. That transaction
        - a horizontal merger - has no relevance to the proposed transaction between News Corp. and Hughes. See "Commission Clears Merger Between Stream and Telepiu Subject to Conditions," EU Institutions Press Release, April 2, 2003 (available at http://europa.eu.int/rapid/start/ cgi/guesten.ksh?p_action.gettxt=gt&doc=IP/03/478|0|RAPID&lg=EN&display).

(200) Nor is there any merit in the allegations of Microcom, an EchoStar DBS service dealer located in Alaska, or the conditions that it requests. Although Microcom asserts that "DIRECTV has consistently failed to provide service to Alaska," Microcom Comments at 1, that allegation is demonstrably untrue. DIRECTV has always provided Alaska residents with the same programming it offers to continental U.S. subscribers, albeit in much of the state with larger satellite dish antennas. Microcom's allegation that News Corp.'s Fox subsidiary has somehow acted in Alaska to "deny DBS reception of distant affiliate stations in commercial establishments," id. at 2, is equally spurious. Not only is this claim wholly unsupported but, more fundamentally, copyright law permits satellite carriers to retransmit distant network signals for "private home viewing" only, not into commercial establishments. See 17 U.S.C. ss. 119(a)(2). Neither of Microcom's allegations presents a cognizable reason for the Commission to refuse to approve the instant transaction or to impose the conditions proposed by Microcom.

         APTS and PBS ("APTS/PBS"), for example, have asked the Commission to impose two separate conditions on the proposed transaction. First, APTS/PBS desire an assurance that the "merged company shall not place some subset of the local stations in a specific market on so-called `wing' satellites that can only be accessed through the installation of a second dish on customer premises."(201) Second, APTS/PBS ask the Commission "to make it clear that it is in the public interest, convenience and necessity to require the carriage of non-duplicative digital signals of local public television stations where local-into-local service is provided."(202)

         Both of these requests are inappropriate. APTS/PBS' first request is misplaced because: (1) DIRECTV has no "wing" satellite locations; (2) DIRECTV is already on record as vigorously opposing the type of "wing slot" strategy to which APTS/PBS object;(203) and (3) the legality of such a strategy is the subject of a wholly separate proceeding.(204) Similarly, APTS/PBS's request for the Commission to address questions

_____________________

(201)   APTS/PBS Comments at 4. See also Marantha Comments at 2-4.

(202)   APTS/PBS Comments at 4.

(203) See, e.g., DIRECTV, Inc., Ex Parte Petition for Expedited Action, Docket No. CSR-5965-Z, at 6 (March 28, 2003) (calling EchoStar implementation of a "wing slot" strategy "inherently discriminatory to local broadcasters and a per se violation of Section 338(d) of the Communications Act").

(204) In the Matter of National Association of Broadcasters and Association of Local Television Stations Request for Modification or Clarification of Broadcast Carriage Rules for Satellite Carriers, 17 FCC Rcd. 6065
        (2002) (Applications for Review pending).

relating to the scope of satellite operators' carriage obligations is not transaction- or party-specific in any way.(205)

         The objection of Johnson Broadcasting and its requested conditions should also be dismissed.(206) Johnson Broadcasting has been on the losing end of the same mandatory carriage complaint against DIRECTV both at the Media Bureau(207) and in federal court,(208) and has a pending application for review for the full Commission to address its claims. They are not properly considered here.(209)

         F.   EchoStar's Speculation Regarding a "Cable Cabal" Is Without Merit.

         EchoStar postulates that News Corp. will have an incentive to coordinate its behavior with a "cabal" of vertically integrated cable operators, and to compete less vigorously with these companies in the MVPD market, ultimately resulting in higher

____________________

(205) See, e.g., AT&T/MediaOne, 15 FCC Rcd. at 9859 (refusing to regulate EPGs in a transaction proceeding); EchoStar/Hughes, 17 FCC Rcd. at 20583 (refusing to restructure DBS public interest set-aside in context of merger).

(206)   See generally Johnson Broadcasting Comments.

(207) In the Matter of Johnson Broadcasting, Inc. v. DIRECTV, Inc., 16 FCC Rcd. 21329 (2001); In the Matter of Johnson Broadcasting of Dallas, Inc. v. DIRECTV, Inc., 17 FCC Rcd. 886 (2002).

(208) Johnson Broadcasting, Inc. and Johnson Broadcasting of Dallas, Inc. v. DIRECTV, Inc., Civil Action No. H-02-0136, Opinion (S.D. Tex. (Houston Div.) ( Jul. 15, 2002) (granting motion to dismiss of DIRECTV).

(209) See AOL/Time Warner, 16 FCC Rcd. at 6550 ("The Commission recognizes and discourages the temptation and tendency for parties to use the license transfer review proceeding as a forum to address or influence various disputes with one or the other of the applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act.").

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

prices for consumers.(210) In point of fact, no such cabal exists. Nor should one be anticipated. Standard antitrust doctrine suggests, and even EchoStar must acknowledge, that "cabals" of this sort are notoriously difficult to establish and maintain.(211)

         EchoStar offers no evidence of how a cabal in this case would avoid such a problem, but instead simply asserts that News Corp.'s incentives are the same here as they were in the Primestar transaction.(212) Even assuming that News Corp. had any questionable incentives in that transaction, such is clearly not the case here. In the case of Primestar, News Corp. proposed to invest in an organization made up of cable operators. Here, News Corp.
proposes to invest billions of dollars in an organization that has dedicated itself for the last decade to competing with cable operators. The two situations could not be more different.

_____________________

(210) EchoStar Petition at 31-40. It is not even clear that EchoStar truly believes its own argument. In a speech to financial analysts, EchoStar Chairman Charlie Ergen suggested that "it is clear News Corp's entry would be a negative for cable." Christopher Grimes, "EchoStar Boss Sees Benefits From New Rival," Financial Times (May 6, 2003).

        EchoStar also suggests that Liberty Media's interest in News Corp. heightens "the potential of anticompetitive collusion," EchoStar Petition at 35, but fails to provide any basis for believing such conduct would, or even could, occur. News Corp.'s and DIRECTV's commitment not to enter into exclusives with, or to unduly influence, affiliated program services extend to Liberty Media. Neither News Corp. nor DIRECTV has an interest in any Liberty Media business. Moreover, with the de minimis exception of a single system in Puerto Rico, Liberty Media is no longer a cable operator. Accordingly, they have no reason to favor Liberty Media over other competitors.

(211) See, e.g., Antitrust Law, IIA Areeda, Hovenkamp & Solow at 25 (1995) (describing, among other factors, how "achieving agreement in price will be difficult for firms that have different costs, capacities, or expectations about buyer responses to higher or lower prices," how "price fixing often carries the seeds of its own destruction, for the effect of fixing a price well above costs is to induce each collaborator to try to win additional sales," and how "[e]ven when each firm can see that its output will affect market price, it may still try to win additional sales by `cheating' on the cartel secretly shading its price on selected transactions").

(212)   EchoStar Petition at 32.

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

         In any event, the best evidence that the proposed transaction will intensify competition is found in the "volume" (both in weight and sound) of the comments proffered by cable companies opposing this transaction.(213)0 Far from reflecting the cozy avoidance of cable-DBS price competition that EchoStar posits, these comments reflect a recognition - and fear - of the prospect of a much-strengthened DBS competitor. Thus, EchoStar's "cabal" theory has no basis in fact, economic theory, or the reality of the MVPD marketplace.

         G.     There Is No Reason to Delay Processing of the Application.

         EchoStar seeks to delay processing of the Application in order to allow the Commission to (1) evaluate the impact of the proposed transaction in "many Latin American markets," and (2) look into the implications of a reported criminal investigation of NDS.(214) The National Hispanic Media Coalition ("NHMC") argues that the Commission should "freeze" this Application pending OMB approval of application forms adopted as part of an unrelated proceeding on broadcast ownership rules.(215) None of these matters is remotely relevant to the Commission's analysis in this proceeding, much less a basis for delay.

         The Commission has held that potential effects of a transaction arising outside of the United States are not relevant to its public interest analysis.(216) Nonetheless, in

____________________

(213)   See generally Joint Cable Comments; Cablevision Comments.

(214)   See EchoStar Petition 51, 58.

(215)   NHMC Petition at 3-7.

(216) General Electric Capital Corp. and SES Global, S.A., 16 FCC Rcd. 17575, 17594 (Int'l Bur. 2001) ("We need not analyze the impact of the proposed transaction on competition in the provision of satellite services to foreign countries that do not involve service to or from the United States.").

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

support of its request for a Latin American inquiry, EchoStar cites the Commission's consideration of Latin American competitive effects in the 1997 merger of Hughes and PanAmSat.(217) The analogy is specious and without merit.

         First, the Commission did not independently inquire into the state of the Latin American market in the Hughes-PanAmSat merger, as EchoStar suggests. The Commission simply considered - and rejected - arguments by Comsat that PanAmSat should be designated as a dominant carrier in the Latin American video market. Second, and more fundamentally, the relevant market for assessing the transaction in the Hughes-PanAmSat case was one of international telecommunications services, where the questions relating to Latin America were at least plausibly relevant to the U.S. international telecommunications market. The current transaction raises no such issues, and tellingly, EchoStar does not explain how an inquiry into Latin American issues would possibly aid the Commission's public interest inquiry.

         EchoStar also seeks delay based on a reported federal criminal investigation into NDS, a company in which News Corp. is the majority shareholder. The alleged investigation, EchoStar argues, raises a character issue that should lead the Commission to "postpone any action on this matter."(218) EchoStar took the opposite position on the relevance of pending proceedings just last year, when its own qualifications were challenged in connection with its plan to merge with Hughes, based on its alleged failure to engage in collective bargaining and other labor law concerns. At that time, the

_____________________

(217) EchoStar Petition at 58 (citing Hughes Communications, Inc., 12 FCC Rcd. 7534, 7542 (1997)).

(218)   EchoStar Petition at 51.

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

Commission held that any "unadjudicated non-FCC violations" as to EchoStar "should be resolved by the governmental agency with proper jurisdiction."(219) The same should hold true here.

         Finally, NHMC seeks to link this transfer proceeding to the unrelated media ownership rulemaking, arguing that the Application should be subject to a processing "freeze" until OMB approves changes to the long form applications needed to implement the rule changes in that proceeding.(220) Because the proposed transaction does not involve any broadcast licenses subject to the processing freeze, there is no basis for delaying Commission action on the instant Application.(221)


III.  THE EVIDENCE DEMONSTRATES THAT THE TRANSACTION WILL BENEFIT THE PUBLIC.

         Several Commenters argue that the Applicants have failed to meet their burden of showing that the proposed transaction will produce affirmative public interest benefits. As demonstrated above, there is no competitive "downside" to the proposed transaction. In this section, Applicants review the evidence demonstrating that the transaction will in fact benefit the public by increasing operating efficiencies, increasing customer satisfaction, and promoting new product development.(222) These benefits will be achieved

_____________________

(219)   EchoStar/Hughes, 17 FCC Rcd. at 20579.

(220)   NHMC Petition at 3-7.

(221) See, e.g., Ameritech Corp. and SBC Communications Inc., 14 FCC Rcd. 14712, 14916 (1999) (pending rulemaking did not require imposition of condition or delay); AT&T/TCI, 14 FCC Rcd. at 3183 (pending rulemaking did not require imposition of condition or delay, but merged entity would be subject to whatever rules were eventually adopted).

(222) See Declaration of Peter Giacalone atP.P. 9-23 (attached to Application at Exh. E) ("Giacalone Declaration"); Application at 31-37.

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

through, among other things, News Corp.'s proven expertise in the delivery of satellite services, and the economies of scope and scale and improved capital structure produced by the transaction.

         The Commenters do not dispute News Corp.'s proven expertise, or that the transaction will produce economies of scope and scale and an improved capital structure for DIRECTV.(223) Rather, they assert that Applicants' claims are speculative and not transaction-specific.(224) To the contrary, the evidence presented in the Application is consistent with showings that the Commission has found persuasive in prior transfer proceedings and fully sufficient to support approval in this case.

         A. Applicants Have Presented Detailed and Specific Evidence Regarding News Corp.'s Proven Expertise in the Media Industry, Including its Expertise in DTH Services.

         In the Application, the parties presented a wealth of detailed and specific evidence regarding News Corp.'s proven expertise in the media industry generally and in DTH

___________________

(223) See, e.g., ACA Comments at 24 ("We agree that Fox Network and Fox News demonstrate impressive innovation in their respective sectors.").

(224) See, e.g., Joint Cable Comments at 66-72; EchoStar Petition at 40-46; NRTC Petition at 16-20; ACA Comments at 24-28. EchoStar mischaracterizes Applicants' statements about broadband services when it complains they are not merger-specific, and wrongly alleges that those statements are contrary to other News Corp. indications that some broadband solutions may involve partnering with terrestrial broadband providers. EchoStar Petition at 42-43. The Application clearly acknowledged that Hughes already provides broadband services, simply affirmed News Corp's intention to "work aggressively to ensure that broadband services are available to as many American consumers as possible," and expressly described the possibility of Hughes partnering with DSL and other broadband providers. Application at 31. There is no basis for the NRTC's request that News Corp. provide "stand-by promises as to what it will do with precious satellite resources it will control for use in delivering broadband services to rural America." NRTC Petition at 19-20. Nothing in this transaction results in any concentration of broadband assets, and the construction status of various satellite facilities licensed to Hughes already is subject to certain Commission reporting requirements.

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

services specifically.(225) The evidence shows, for example, that BSkyB, one of News Corp.'s affiliates providing DTH services, has a long history of innovation in the industry, and has been substantially more successful in providing ITV services and lowering churn than has DIRECTV.(226) BSkyB also has a proven track record of successfully bringing new technologies to the public.(227) Combined with its undisputed tradition of innovation in programming, News Corp.'s satellite television expertise will clearly enhance DIRECTV's service, to the benefit of consumers.

         This evidence is not speculative, as some Commenters claim.(228) The Commission does not need to sit in judgment of detailed business plans and forecasts in order to determine that a transaction will benefit the public interest.(229) It instead looks to the evidence, and its own predictive judgment, to evaluate whether a transaction will create

____________________

(225)   Application at 21-23.

(226)   Id.

(227)   Id. at 21.

(228) See, e.g., NRTC Petition at 17 ("NRTC is particularly interested in determining at hearing what additional local service is technically and economically feasible as a result of the Merger.").

(229) In the AT&T/Comcast merger, for example, the parties did not submit a detailed business plan demonstrating precisely how the parties expected the merger to accelerate the deployment of broadband services in AT&T service areas. Rather, the parties' evidence showed that Comcast had expertise in broadband deployment and that the merger would provide economies of scope and scale (including, among other things, enhanced access to capital). See AT&T/Comcast, 17 FCC Rcd. at 23314-15. Likewise, in the AT&T/MediaOne merger, the applicants did not produce a "post-merger deployment plan," to demonstrate the extent to which the merger would benefit the public through accelerated deployment of new services. The Commission nevertheless found that the merger would provide MediaOne with access to, among other things, AT&T's reputation and expertise. As a result, post-merger MediaOne was likely to achieve greater local telephony penetration and would be able to provide new services more effectively. AT&T/MediaOne, 15 FCC Rcd. at 9883-84, 9886.

public interest benefits.(230) That should be especially the case where, as here, many of the primary benefits of the transaction result from shared expertise - something that is much harder to quantify (but no less real) than consolidation of duplicative functions and reductions in overhead.(231)

         The parties' evidence in this proceeding is surely at least as strong as that presented, and accepted, in previous cases.(232) As noted above, the Application contains a detailed discussion of News Corp.'s impressive record of programming and technical innovation in the U.S., and of its innovation in DTH systems worldwide.(233) And there is little serious question that this expertise will improve operations at DIRECTV, and thereby benefit the public. Just as in AOL/Time Warner, where the Commission found that AOL's success in bringing online content to consumers would help Time Warner improve its online content offerings, so here can it find that News Corp.'s innovation and success in Europe, and its well-deserved reputation as an innovator in programming - including launch of a fourth broadcast network at a time when three networks had dominated television broadcasting for decades - will help DIRECTV provide better service.(234)

____________________

(230)   AT&T/Comcast, 17 FCC Rcd. at 23314.

(231)   AT&T/MediaOne, 17 FCC Rcd. at 9886.

(232) Compare Giacalone Declaration with Declaration of Robert Pick, MB Docket No. 02-70 (Feb. 27, 2002) (attached to the Application of Comcast Corp. and AT&T Corp.).

(233)   Application at 21-27.

(234) AOL/Time Warner, 16 FCC Rcd. at 6674 (finding that, whereas AOL had "proven successful at making online content appealing to consumers," Time Warner had not been successful with its ITV and Internet offerings, and concluding that, "[g]iven the histories of each of these companies independently . . . the addition of AOL's expertise in making content commercially acceptable to consumers over the Internet could very well advance the migration of Time Warner's name brand content to digital interactive platforms"). See also AT&T/MediaOne, 15 FCC Rcd. at 9887, 9888-89 (finding that as result of proposed merger, AT&T would gain MediaOne's expertise in provision of circuit-switched local telephony service over cable networks, which would likely increase AT&T's efficiency in providing local telephony and other new services, and finding that MediaOne would benefit from AT&T's expertise in negotiating interconnection agreements).

         B. The Public Interest Benefits Resulting From News Corp.'s Expertise Are Transaction-Specific.

         The Commenters also argue that the public interest benefits cited in the Application are not transaction-specific.(235) However, News Corp.'s proven expertise can only be transferred to DIRECTV by means of a transaction such as this. First, parties are very rarely willing to contract away expertise. Second, contracts for the transfer of expertise are far more complicated than, for example, programming or retransmission consent contracts. As the Lexecon Report observes:

         Contracts may be particularly difficult to write when the transaction involves transfer of expertise from one party to the other. This would require writing a contract that specifies the scope of the information and knowledge that will be transferred and the price to be paid for that assistance. In practice, however, such arrangements sometimes can be complicated, because it may be difficult to monitor performance or to specify in advance the type of assistance that will be provided (e.g., because there is substantial uncertainty about the type of assistance that will be needed).(236)

It is thus extremely unlikely that, absent the transaction, DIRECTV would be able to benefit from News Corp.'s proven expertise in the DTH industry.

_____________________

(235)   EchoStar Petition at 40; NRTC Petition at 16-20.

(236) Lexecon Report at 5 n.4. See also AOL/Time Warner, 16 FCC Rcd. at 6676 ("AOL's merger with Time Warner will create an alignment of the parties' economic interests that will reduce the areas of friction between the two companies and facilitate the development of new services.").

         C. The Transaction Will Enhance DIRECTV's Provision of Local-Into-Local Service.

         The Commenters seek more specificity regarding Applicants' local-into-local plans,(237) question Applicants' commitment to increase local-into-local service on the grounds that such increased service is not economically feasible,(238) and argue that the claimed benefit is not transaction-specific.(239) As noted above, the Commission does not require the degree of specificity sought by the Commenters. That said, however, News Corp.'s expertise and proven commitment to local services (as well as the economies of scope and scale and the improved capital structure resulting from the transaction) are sufficient evidence that the transaction will result in additional local-into-local service.

         The Joint Cable Commenters assert that the transaction will not result in additional local-into-local service because such service would be economically infeasible.(240) These Commenters cite the EchoStar/Hughes order for this proposition but provide no economic analysis.(241) The Commission in the EchoStar/Hughes proceeding was skeptical of the parties' commitment to serve all 210 DMAs, doubting the financial projections submitted at that time,(242) and finding the pace of technical improvements necessary to provide such service "difficult to predict."(243) This, of course, does not mean

____________________

(237)   See Joint Cable Comments at 68; NRTC Petition at 17; ACA Comments at 25.

(238)   Joint Cable Comments at 68.

(239)   EchoStar Petition at 41.

(240)   Joint Cable Comments at 68.

(241)   Id.

(242)   EchoStar/Hughes, 17 FCC Rcd. at 20634.

(243)   Id. at 20594-95.

that increased local-into-local service will never be possible. And, if anybody is likely to offer increased service, it is News Corp., which was the first to propose such service. News Corp. is a broadcaster, and considers the provision of local-into-local service to as many DMAs as possible to be a vital, priority project. But precisely because the pace of technology is "difficult to predict," the Applicants did not attempt such a prediction - and the Commission should reject attempts to set in stone a date by which DIRECTV must provide local-into-local service in all 210 DMAs.(244)

         EchoStar, for its part, contends this benefit is not transaction-specific because DIRECTV's engineers are among the most sophisticated in the industry and do not need News Corp.'s assistance to serve additional DMAs.(245) Were increased local-into-local service solely a question of engineering, EchoStar's point might be valid. But the expansion of local-into-local service is also a question of economics and will. Post-transaction, DIRECTV's improved capital structure will be much better suited to obtaining needed financing, making it more able to increase-local-into-local service. And neither DIRECTV alone nor any other conceivable purchaser of DIRECTV (including EchoStar) has a track record of supporting local-into-local comparable to that of News Corp., meaning that the new entity will be more willing to do so. These, quite clearly, are transaction-specific benefits.

_____________________

(244) The Commission would be better served by relying on the Applicants' commitment to extending broadcast services and the economic motivations in the marketplace for doing so to better compete with cable and EchoStar.

(245)   EchoStar Petition at 41.

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

         D.    The Transaction Will Result in Increased Operating Efficiencies.

         The Commenters also assert that the parties' evidence regarding increased operating efficiencies lacks specificity.(246) As noted above, however, the expertise of News Corp. in the DTH industry is undisputed, and there can be no serious doubt that bringing this expertise to DIRECTV will result in increased operating efficiencies.(247)

         As set forth in the Application, in addition to applying News Corp.'s expertise to DIRECTV's operations, the evidence demonstrates that DIRECTV and News Corp.'s subsidiaries will be able to significantly increase operating efficiencies.(248) For example, applying News Corp.'s "best practices" to DIRECTV's (outsourced) customer service centers will also result in significant cost savings.(249) Moreover, Hughes will be able to capture efficiencies by sharing facilities and personnel with News Corp. subsidiaries. In particular, the parties may be able to combine distribution facilities, resulting in substantial cost savings as well as operational efficiencies.(250) And by interconnecting their remaining facilities with fiber optic cable, the parties could achieve an increase in

____________________

(246)   See Joint Cable Comments at 68; EchoStar Petition at 43.

(247)   Giacalone Declaration at P. P. 9-23.

(248)   Id. atP.P. 9-14; Application at 32-33.

(249)   Giacalone Declaration at P. 11.

(250) Compare AT&T/MediaOne, 15 FCC Rcd. at 9887. In the AT&T/MediaOne merger, the Commission found that the parties would share telephony switches and transport, thereby ensuring that such facilities were utilized more efficiently. Id. The Commission also found that the parties would combine and standardize network operations centers, customer service centers, and disaster recovery teams, giving MediaOne the benefit of AT&T's resources and expertise as well as greater economies of scale. Id. The Commission did not require the parties to demonstrate in advance exactly which of these facilities would be combined or in what manner or time the consolidations would occur. Note, however, that Mr. Giacalone did not include any component of these savings in his estimate of overall cost savings. Giacalone Declaration at P. 13.

reliability and reduced risk of business interruption. News Corp. estimates that these increased operating efficiencies, made possible only through this transaction, will save between $65 million and $135 million annually. Commenters have failed to meet, and cannot meet, their burden of proof to show that this is not the case.

         E. The Transaction Will Result in Economies of Scope and Scale In Set-Top Box Design.

         Among the many benefits of the economies of scope and scale produced by the transaction will be a reduction in the marginal cost of set-top boxes ("STBs"). The Joint Cable Commenters assert that STBs are already at an efficient price level because they are currently provided on the open market by a variety of manufacturers.(251) These Commenters overlook the economies flowing from making DIRECTV's STBs compatible with those of other News Corp. platforms worldwide.

         News Corp. has already achieved significant savings across its existing platforms by using a common STB design. Even though each market has specific requirements for interfaces, the fundamental design requirements are the same, allowing manufacturers to minimize their development costs and maximize component purchasing power. This lowers the final price to News Corp. entities, and ultimately to consumers. Advances in semiconductor technologies will allow these platforms to accommodate DIRECTV's receiver standard. The increased volume of STBs using a common hardware design, advances in technology applicable to common standards and manufacturing processes, broader negotiation of software and royalties, and tighter control over the STB procurement and distribution process will put downward pressure on STB prices

____________________

(251)   Joint Cable Comments at 71.

generally. The savings achieved will enable investment in new technologies and services for American consumers. These are all cognizable and transaction-specific benefits.

                                  CONCLUSION



         The Application should be granted for the reasons set forth in the Application and the foregoing Opposition and Reply Comments.

                            Respectfully submitted,

                            THE NEWS CORPORATION LIMITED



                            By:     /s/
                                    ------------------------------
                                    William M. Wiltshire
                                    Scott Blake Harris
                                    Michael D. Nilsson



                            HARRIS, WILTSHIRE & GRANNIS LLP
                            1200 Eighteenth Street, N.W.
                            Washington, DC 20036
                            202-730-1300

                            Counsel for The News Corporation Limited


                            GENERAL MOTORS CORPORATION AND
                            HUGHES ELECTRONICS CORPORATION

                            By:     /s/
                                    ------------------------------
                                    Gary M. Epstein
                                    James H. Barker
                                    John P. Janka

                            LATHAM & WATKINS
                            555 11th Street, N.W.
                            Suite 1000
                            Washington, DC 20004
                            202-637-2200


                            By:     /s/
                                    ------------------------------
                                    Richard E. Wiley
                                    Lawrence W. Secrest, III
                                    Todd M. Stansbury


                            WILEY REIN & FIELDING LLP
                            1776 K Street, N.W.
                            Washington, DC 20006
                            202-719-7000

                            Counsel for General Motors Corporation and
                            Hughes Electronics Corporation

Dated:  July 1, 2003

                                     * * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, on June 5, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Preliminary Proxy Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News. These materials are not yet final and will be amended. Investors and security holders are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on June 5, 2003, the definitive versions of these materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News with the SEC, may be obtained for free at the SEC's website, www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations.